SECURITIES AND EXCHANGE COMMISSION
  WASHINGTON, DC 20549
SCHEDULE 13D
  (Rule 13d-101)
  INFORMATION TO BE INCLUDED IN STATEMENTS
  FILED PURSUANT TO RULE 13d-1(a) AND
  AMENDMENTS THERETO FILED PURSUANT TO RULE
  13d-2(a)

 Cumulus Media Inc.
  (Name of Issuer)

Class A Common Stock, par value $.01 per share
 (Title of Class of Securities)

  231082108
  (CUSIP Number)

  Edward A. Balogh, Jr.
  100 North Tryon Street, 19th Floor
  NationsBank Corporate Center
 Charlotte, North Carolina  28255
 (704) 386- 1792
(Name, Address and Telephone Number of Person Authorized
     to Receive Notices and Communications)
June 30, 1998
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box



Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
              (Continue on following pages)


CUSIP NO. 231082108
13D

1.   names of reporting persons
i.r.s. identification no. of above persons (entitiesonly)

 NationsBanc Capital Corporation

2. check the appropriate box if a member of a group*
(a)
(b) X

3.       sec use only

4.         source of funds*    WC

5. check box if disclosure of legal proceedings is required pursuant to it em 2( d) or 2( e)

6. citizenship or place of organization

Texas

number of shares beneficially owned by each reporting person with

7.   sole voting power
0

8.shared voting power
3,371,246

9.sole dispositive power
0

10.  shared dispositive power
3,371,246

11. aggregate amount beneficially owned by each reporting person

3,371,246

12. check box if the aggregate amount in row (11) excludes certain shares*

13.   percent of class represented by amount in row (11)
  17.82%

14.  type of reporting person*
CO

CUSIP NO. 231082108
13D

1. names of reporting persons i.r.s. identification no. of above persons (entities only)

 NationsBank, N.A.

2.   check the appropriate box if a member of a group*
  (a)
  (b) X

3.           sec use only

4.   source of funds*    AF

5.check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)


6.citizenship or place of organization
  national association

number of shares beneficially owned by each reporting entity with

7.   sole voting power
0

8.shared voting power
3,371,246

9.sole dispositive power
0

10.  shared dispositive power
3,371,246

11.  aggregate amount beneficially owned by each
     reporting person
     3,371,246

12. check box if the aggregate amount in row (11) excludes certain shares*

13. percent of class represented by amount in row (11)

17.82%

14.  type of reporting person*
BK

CUSIP NO. 231082108
13D

1. names of reporting persons i.r.s. identification no. of above persons (entities only)

 NB Holdings Corporation

2.   check the appropriate box if a member of a group*
  (a)
  (b) X

3.           sec use only
4.   source of funds*    AF

5.check box if disclosure of legal proceedings is required pursuant to item 2( d) or 2( e)

6.citizenship or place of organization

  Delaware

number of shares beneficially owned by each reporting person with

7.   sole voting power
0

8.shared voting power
3,371,246

9.sole dispositive power
0

10.  shared dispositive power
3,371,246

11.  aggregate amount beneficially owned by each
     reporting person
     3,371,246

12. check box if the aggregate amount in row (11) excludes certain shares*

13. percent of class represented by amount in row (11)

17.82%

14.  type of reporting person*

HC

CUSIP NO. 231082108
13D

1. names of reporting persons i.r.s. identification no. of above persons (entities only)

 NationsBank Corporation
56-0906609

2.   check the appropriate box if a member of a group*
  (a)
  (b)  X

3.           sec use only

4.   source of funds*    AF

5.check box if disclosure of legal proceedings is required pursuant to item 2( d) or 2( e)

6.citizenship or place of organization
  North Carolina

number of beneficially owned by each reporting peerson with

7.    sole voting power
0

8.shared voting power
3,371,246

9.sole dispositive power
0

10.  shared dispositive power
3,371,246

11.  aggregate amount beneficially owned by each
     reporting person
     3,371,246
12.  check box if the aggregate amount in row (11)  excludes certain shares*


13.  percent of class represented by amount in row (11)
 17.82%

14.  type of reporting person*
HC

 Item 1.  Security and Issuer.
This  statement  relates to the Class A Common
Stock, par value $.01 per share (the
"Class A Common Stock"),  of  Cumulus
Media Inc., an Illinois corporation (the "Company").
The address of the Company's principle executive office is:

330  East Kilbourn Avenue,
Milwaukee, WI  53202.

  Item 2.  Identity and Background.
 (a)    This  statement  is  being  jointly  filed  by
     (1)  NationsBanc  Capital  Corporation, a Texas
     corporation ("NBCC"), (2) NationsBank, N.A., a
     national banking association ("NB"), (3) NB
     Holdings Corporation, a Delaware corporation ("NB
     Holdings"), and  (4) NationsBank  Corporation, a
     North Carolina corporation ("NationsBank")
     (NBCC, NB,  NB Holdings   and NationsBank,
     collectively "Reporting Persons"). A list of the directors and executive officers of the respective Reporting Persons is attached hereto as Annex A.

 (b) The address of the principal business office of each Reporting Person is as follows:

Reporting Person         Address

1.   NBCC                  100 North Tryon Street
                           NationsBank Corporate Center
                           Charlotte, NC  28255

2.   NB                    100 North Tryon Street
                           NationsBank Corporate Center
                           Charlotte, NC  28255

3.   NB Holdings           100 North Tryon Street
                           NationsBank Corporate Center
                           Charlotte, NC  28255

4.   NationsBank           100 North Tryon Street
                           NationsBank Corporate Center
                           Charlotte, NC  28255

  (c) NBCC, a wholly-owned subsidiary of NB, is engaged principally in the business of venture capital investing. NB, a wholly-owned subsidiary of NB Holdings, is engaged in the general banking and financial services business. NB Holdings, a whollyowned subsidiary of NationsBank, is engaged in the general banking and financial services business. NationsBank is a multi-bank holding company, registered under the Bank
Holding Act of 1956, as amended, engaged in the general banking and financial services business through its wholly-owned subsidiaries.

 (d)    During  the  last five years,
  none of the Reporting Persons, and to the knowledge of each Reporting Person, none of the executive officers or directors of such Reporting Person, as set forth on Annex A, has been convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors).

 (e)    During  the  last five years,
  none of  the
     Reporting Persons, and to the knowledge of each
     Reporting Person, none  of
the executive officers or directors of such Reporting
Person, as applicable, has been a party to a civil
proceeding of a judicial or  administrative body of
competent jurisdiction as a   result  of which
such person was or is subject to a judgement,  decree
or final  order  enjoining future violations of, or
prohibiting or
mandating  activities  subject to, Federal and
state securities laws or finding any violation with
respect to such laws.
   (f)    NBCC is a Texas corporation.  NB is a
     national banking association.  NB Holdings is
     a Delaware corporation.  NationsBank is  a
   North Carolina corporation.  Except as otherwise
     indicated on  Annex  A,  to  the  knowledge of NBCC, NB,  NB
Holdings  and NationsBank,  each  executive  officer
and
  director of    such
Reporting Persons, as set forth on Annex A, is a
citizen
  of the United States.
Item 3.  Source and Amount of Funds or Other Consideration.
 On April 24, 1997, NBCC purchased  from Cumulus Media,
LLC, a privately  held  Wisconsin limited liability  company
("Media"), 2,000
Class
A
Preferred Shares of Media.  NBCC paid an aggregate cash
purchase  price of $2,000,000 for such  Class  A
Preferred Shares.  On June 25, 1997, NBCC purchased
from Media 1,500  Class A  Preferred  Shares  of Media.
NBCC paid an aggregate  purchase price of $1,500,000
for such Class A Preferred Shares.  On August 26,
1997,  NBCC purchased from Media 6,500  Class  A
Preferred Shares of Media.   NBCC paid an aggregate
purchase  price  of $6,500,000  for such Class A
Preferred Shares.  On November  17, 1997,     NBCC
purchased  from Media 3,246.115  Class  A  Preferred
Shares  of  Media.   NBCC  paid an aggregate  purchase
price of $5,221,591  for  such Class A Preferred
Shares. On January 20, 1998,   NBCC  purchased  from
Media 3,246.115 Class  A Preferred
Shares  of  Media.   NBCC  paid an aggregate  purchase
price of $5,221,591  for  such Class A Preferred
Shares. Funds for such cash purchase price were provided from the working capital of NBCC and its affiliates.

   On  March  18,  1998, Cumulus Holdings, Inc.,  an
Illinois corporation  and a wholly-owned subsidiary of
Media, amended  its articles  of  incorporation to
change its name to Cumulus  Media Inc.,
herein referred  to  as  the  Company.   Prior  to   the
consummation  of  the  registered  initial  public
offering of
7,420,000  shares of Class A Common Stock on July  1,
1998 (the "IPO"),  all of the outstanding common stock
of the Company  will have been held by Media.
Immediately prior to the IPO, Media was liquidated and
the shares of the Company currently held by  Media were
distributed to the members of Media (the
"Reorganization"). All  of  the Class A Preferred
Shares of Media held by  NBCC  and certain other
institutional investors prior to the Reorganization
were exchanged for shares of Class B Common Stock, par
value $.01 per  share,  of  the Company.   The  Class
B Common  Stock is convertible, subject to certain
restrictions, into Class A Common Stock
or Class C Common Stock, par value $.01 per share, of
the Company.   The  Class A Common Stock, Class B
Common Stock and
Class C Common Stock are referred to herein as "Common
Stock."

 Item 4.  Purpose of Transaction.

NBCC purchased the Class A Preferred Shares of Media
solely for  investment purposes.  As of the date of
this Statement,  and as  a result of the
Reorganization, NBCC is the direct beneficial owner
of 3,371,246  shares  of  Class  B  Common  Stock
which represents approximately 17.82% of the shares of
common stock of the  Company currently outstanding.
NBCC may acquire additional securities of the Company,
subject to
certain factors,  including without   limitation   (i)
applicable securities   laws
and governmental restrictions on the number of voting
securities NBCC may  hold, (ii) market conditions and
(iii)
its assessment of the business   prospects  of  the
Company. NBCC  is continuously evaluating  the business
and business prospects of the  Company, and  its
present and future interests in, and intentions  with
respect to, the Company and may at any time decide to
dispose  of any or all of the shares of the Company
currently owned by it.
 Other than discussed herein, NBCC currently has no plans to effect:
(a)  any extraordinary corporate transaction, such as a
  merger,  reorganization or liquidation,  involving
  the Company or any of its subsidiaries;
(b)  a  sale or transfer of a material amount  of  the
  assets of the Company or any of its subsidiaries;
(c)  any  change in the present Board of Directors
  or management of the Company, including any change
  in the number  or  term  of directors or the
  filling of  any vacancies of the Board of
  Directors;
(d)  any material change in the present
  capitalization or dividend policy of the Company;
(e)  any  other  material  change  in  the
  Company's business or corporate structure;
(f)       any   change  in  the  Company's
  articles of incorporation,  by-laws  or
  instruments corresponding thereto  or  any  other
  actions which may  impede  the acquisition or
  control of the Company by any person;
(g)  the delisting of any class of securities  of
  the Company  from  a  national securities exchange
  or the ceasing to be authorized to be quoted in an
  interdealer quotation  system  of a registered
  national  securities association;
(h)  any  class  of equity securities of  the
  Company becoming   eligible  for  termination  of
  registration pursuant to Section 12(g)(4) of the Securities
Exchange Act of 1934; or

(i)  any  action  similar to any of  those
  enumerated above.

NBCC intends to re-evaluate continuously its investment in the Company and may, based on such re-evaluation, determine at a future date to change its current position with respect to any action enumerated above.

  Item 5.  Interest in Securities of the Issuer.

(a) After giving effect to the transactions described in Item 5c below, NBCC is the beneficial owner of 3,371,246 shares of Class B Common Stock representing approximately 17.82% of the shares of the Common Stock currently outstanding. By the terms of the Company's articles of incorporation, NBCC may convert shares of Class B Common Stock into shares of Class A Common Stock or Class C
  Common Stock.
(b) NBCC, NB, NB Holdings and NationsBank may be deemed to share the voting and dispositive power of the 3,371,246 shares of Class B Common Stock owned by NBCC by virtue of, and this form is being filed by NB, NB Holdings and NationsBank solely because of NB's 100% ownership interest of NBCC, NB
  Holdings' 100% ownership of NB and NationsBank's 100% ownership interest of NB Holdings.

(c)  Other than the transactions described in Item 3
above, NBCC, NB, NB  Holdings and NationsBank have  not,  and  to  the knowledge  of NBCC, NB, NB Holdings and NationsBank,
  no director or  executive  officer of NBCC, NB, NB
  Holdings and  NationsBank has,  effected any
  transaction in shares of Common  Stock  during the
  period  extending from the
  date hereof to the date  60  days prior to the date
  hereof.
(d)  To  the  knowledge  of  NBCC,  NB,  NB  Holdings
     and NationsBank, except as set forth herein, no
     other person has  the right      to receive or the
     power to direct the receipt of dividends from, or the proceeds from the sale of, the
     Class B Common Stock
  owned by NBCC.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandingsor Relationships With Respect to Securities of the Issuer.

 (a)    Voting Agreement.
   NBCC, the Company and all of the holders of the Class C Common Stock entered into a Voting Agreement dated
June 30, 1998, (the "Voting Agreement"). The following is a summary description of the principal terms of the Voting Agreement applicable to NBCC and is subject to and qualified in its entirety by reference to the Voting Agreement listed in Item 7 and filed as an exhibit to this Schedule 13(d). The Voting Agreement, executed concurrently with the consummation of the IPO, provides that the holders of Class C Common Stock will elect the person designated by NBCC as the Class
C Director in the event of certain circumstances set forth in Item 6(d) below.
(b)    Registration Rights Agreement.

The  Company  entered into a Registration Rights

Agreement dated June 30, 1998, (the "Registration Rights Agreement") with NBCC, the State of Wisconsin Investment Board,
Heller Equity Capital  Corporation, CML Holdings, L.L.C. and  The
Northwestern Mutual Life Insurance Company
(collectively, excluding NBCC,  the "Other
Shareholders").   The following description of the
Registration Rights Agreement is subject to and qualified in its entirety by reference to the Registration Rights Agreement, which has been listed in Item 7 and filed as an exhibit to this Schedule
13D. NBCC and the Other Shareholders have been granted the right one or more times to require the Company to file one or more registration statements, subject to the requirements of the Registration Rights
Agreement, with the Securities and Exchange
Commission (the "Commission") registering the shares held by them.
NBCC and the Other Shareholders of the Company have been granted the right, subject to certain restrictions, to require the Company to include shares held by them in any registration statements filed by the Company with the Commission, subject to certain limited exceptions. The Company has agreed to pay certain expenses relating to any registration of shares effected pursuant to the Registration Rights Agreement and to indemnify the parties thereto against certain liabilities in connection with any such registration.

(c)    Lock-Up Agreement.

In connection with the IPO, the Company, its directors, certain officers of the Company and certain of the shareholders of the Company each entered into a lock-up agreement dated June 30, 1998 with the underwriters participating in such offering. Each of the Company, its directors, certain officers of the Company and certain shareholders have agreed, subject to certain conditions, not to, directly or indirectly, offer for sale, sell, pledge or otherwise dispose of, any shares of Class A Common Stock (or any securities convertible into or exercisable or exchangeable for shares of Class A Common Stock) or enter into any swap or other derivatives transaction that transfers any economic benefits of such Class A Common Stock for a period of 180 days after the date of the offering, without the prior written consent of such underwriters.

(d)    Amended and Restated Articles of Incorporation.

On June 30, 1998, in connection with the
  Reorganization, the Company  filed its amended and
  restated articles of incorporation ("articles of
  incorporation").  The articles of incorporation  of
  the  Company  provide, among other things,  that,
  all  actions submitted to a vote of the Company's
  shareholders are voted on by holders of Class A
  Common Stock and Class C Common Stock, voting
  together as a single class.  Holders of Class B
  Common Stock  are not entitled  to  vote, except with
  respect  to  the following corporate actions
  (collectively, "Fundamental Actions"):  (i) any
  proposed amendment to the Company's articles of
  incorporation  or by-laws;  (ii)  any  proposed
  merger, consolidation  or other business
  combination, or sale, transfer or other disposition
  of all  or substantially of the assets of the
  Company;  (iii)  any proposed voluntary liquidation,
  dissolution or termination of the Company; and (iv)
  any proposed transaction resulting in a  change of
 control and except as set forth below.  The
  affirmative vote of the holders of a majority of the
  outstanding shares of Class A Common  Stock  and
  Class C Common Stock, voting together  as  a single
  class,  and  the affirmative vote of the  holders  of
  a majority  of the outstanding shares of Class  B
  Common  Stock, voting separately  as a  class, are
  required  to approve  any Fundamental Action;
  provided that such voting rights will  cease with
  respect  to  such holder of Class B Common  Stock
  and  the shares  of Class B Common Stock held by such
  holder shall not  be included in determining the
  aggregate  number of   shares
outstanding  for voting purposes, upon the failure  of
any such holder  (together  with its affiliates) to
beneficially own  at least 50% of the shares held by
such holder immediately prior  to the consummation of
the IPO. In addition, so long as NBCC (together with
its affiliates) continues  to own not less than 50% of
the shares of  the Common Stock  held by NBCC
immediately
prior to the consummation of  the IPO  and  upon  a
final  order  by the Federal  Communications Commission
("FCC") that the granting of the  right  to  NBCC  to
designate  a  director to the Board of Directors of
the Company pursuant to the Voting Agreement will not
result in such holders' interest being "attributable"
under applicable FCC rules, (a) the holders of the
Class C
Common Stock will be entitled to elect  a director,
which director shall be the NBCC designee (the "Class C
Director") to the Board of Directors of the Company and
(b)  the Company may  not take any of the following
actions  without  the unanimous vote of the
Board of
Directors (including the  Class C  Director):  (i)
enter into any transaction with any affiliate
of the  Company or amend or otherwise modify any
existing agreement with  any  affiliate of the Company
other than transactions  with affiliates  which are on
terms no less favorable to  the  Company than  the
Company  would obtain in a    comparable  arm's-length
transaction  with a
person not an
affiliate of the Company and which are approved, after the disclosure of the terms thereof, by vote of the majority of the Board of Directors
(provided, that any director which is an interested party or an affiliate of an interested party will not be entitled to vote and will not be included in determining whether a majority of the Board of Directors has approved the transaction); (ii) issue any shares of Class
B Common  Stock or Class C Common Stock of  the
Company;
(iii) acquire (by purchase or otherwise) or sell, transfer or otherwise dispose of assets having a fair market value in excess of 10% of the Company's shareholders' equity as of the last day of the preceding fiscal quarter for which financial statements are available; or (iv) amend, terminate or otherwise modify any of the foregoing classes (i) through (iii) or this clause (iv) or any provision governing the voting or conversion rights of the Class B Common Stock or the Class C
Common Stock.
  The articles of incorporation of the Company provide that, so long as NBCC (together with its affiliates) continues to own not less than 50% of the shares of the Company's Common Stock held by NBCC immediately prior to the consummation of the IPO, the Company may not, so long as the NBCC designee is not a director, take any action with respect to the actions described above without the affirmative vote of the holders of a majority of  the  outstanding  shares  of Class  B  Common
Stock, voting separately as a class.
The articles of incorporation also provide that the Board of Directors will be required to consider in good faith any bona fide offer from any third party to acquire any stock or assets of the Company and to pursue diligently any transaction determined by the Board of Directors in good faith to be in the best interests of the Company's shareholders.

The above description of the Company's articles of incorporation is subject to and qualified in its entirety by reference to the articles of incorporation of the Company listed in Item 7 and filed as an exhibit to this Schedule 13D.

Item 7.  Material to be Filed as Exhibits.

 (a) Voting Agreement dated June 30, 1998, by and among NBCC, the Company, Quaestus Management Corporation, DBBC of
  Georgia,  LLC, CML Holdings, LLC, Richard Weening  and
  Lewis  W. Dickey, Jr.
  (b)    Registration Rights Agreement dated June 30,
     1998, by and  among  Cumulus  Media  Inc.,  NBCC,
     Heller Equity  Capital Corporation,  The  State of
     Wisconsin Investment  Board  and  The Northwestern
     Mutual Life Insurance Company.
 (c) Lock-Up Agreement dated June 30, 1998, by and among NBCC, Lehman Brothers Inc., Bear Stearns & Co.
Inc. and BT Alex. Brown Incorporated (as representatives of the several U.S. Underwriters named in Schedule 1 of the U.S. Underwriting Agreement) and Lehman
     Brothers International (Europe),  Bear Stearns
     International Limited, BT Alex. Brown
     International and Credit Lyonnais Securities (as lead managers named in Schedule 1 of the International Underwriting Agreement).
(d)    Articles of Incorporation of Cumulus Media Inc.
     dated  June 30, 1998.
(e) Joint Filing Agreement dated June 30, 1998, by and among NBCC, NB, NB Holdings and NationsBank.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. KNOW ALL MEN BY THESE
PRESENTS that each entity whose signature appears below constitutes and appoints Edward A. Balogh, Jr.
such person's true and lawful attorney-infact and agent, with full power of substitution and revocation, for such person and in such person's name, place and stead, in any way and all capacities to sign any and all amendments to this Schedule 13D and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorney-infact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.
July 1, 1998

NATIONSBANC CAPITAL CORPORATION

By:/s/ Edward A. Balogh, Jr. Name:  Edward A. Balogh,
Jr. Title: Treasurer

NATIONSBANK, N.A.

By:/s/ John E. Mack
  Name:  John E. Mack
  Title: Senior Vice President

NB HOLDINGS CORPORATION
  By:/s/ John E. Mack
  Name:  John E. Mack
  Title: Senior Vice President

NATIONSBANK CORPORATION

By:/s/ John E. Mack
  Name:  John E. Mack

Title: Senior Vice President Annex A


NATIONSBANC CAPITAL CORPORATION
DIRECTORS AND EXECUTIVE OFFICERS AS OF
JUNE 1, 1998

Directors
Edward J. Brown III
J. Chandler Martin
William L. Maxwell
Walter W. Walker, Jr.

Officers
    Title
Edward J. Brown III
Chairman
Walter W. Walker, Jr.
President
J. Travis Hain
Senior Vice President
Ann B. Hayes
Senior Vice President
Susan   Newman
Senior  Vice President/Tax Officer
Walker L. Poole
Senior Vice President
Robert H. Sheridan, III
Senior Vice President
George E. Morgan, III
Senior Vice President
Gary  S.  Williams
Senior  Vice President/Tax Officer
Douglas C. Williamson
Senior Vice President
Scott H. Colvert
Vice President
Janet G. Locke
Vice President/Tax Officer
Todd A. Binkowski
Vice President
Mary-Ann Lucas
Secretary
Drew S. Palmer
Assistant Secretary
Edward A. Balogh, Jr.
Treasurer


Investment Committee               Title
Walter W. Walker, Jr.              Committee Member
Robert Warfield                    Committee Member

Address
All NBCC officers and directors
can be reached c/o:
100 North Tryon Street, 10th Floor
NationsBank Corporate Center
Charlotte, NC  28255

NATIONSBANK, N.A. DIRECTORS AND
OFFICERS
AS OF JUNE 1, 1998

Directors Title
Hugh L. McColl, Jr.
Chairman
James H. Hance, Jr.        Vice
Chairman
Kenneth D. Lewis
President
Edward J. Brown III
Director
F. William Vandiver, Jr.
Director


Officers
Title

James W. Kiser
Secretary
Allison L. Gilliam
Assistant
Secretary
Mary-Ann Lucas
Assistant
Secretary
Jacqueline MacRorie
Assistant
Secretary


Address
All NB officers and directors
can be reached c/o:
100 North Tryon Street
NationsBank Corporate Center
Charlotte, NC  28255

NB HOLDINGS CORPORATION DIRECTORS AND
OFFICERS
AS OF JUNE 1, 1998

Directors
Hugh L. McColl, Jr.
James H. Hance, Jr.
Kenneth D. Lewis

Officers                Title
Hugh L. McColl, Jr.     Chairman of the
Board/CEO
James   H.  Hance,  Jr.      Vice
Chairman of the Board/Chief Financial
Officer Kenneth D. Lewis        President
James W. Kiser          Executive Vice
President/Secretary
Marc D. Oken            Executive Vice
President/Chief
Accounting
Officer
Frank L. Gentry         Senior Vice
President
Karin    Hirtler-Garvey      Senior
Vice President/Principal Accounting
Officer Charles D. Loring
Senior Vice
President
John E. Mack            Senior Vice
President/Treasurer
Susan Mays Newman       Senior Vice
President/Tax
Officer
Gary S. Williams Senior Vice
President/Tax Officer
Janet G. Locke          Vice
President/Tax
Officer
Ann P. West             Vice President
Mary-Ann Lucas          Assistant
Secretary

Address
All NB Holdings officers and directors
  can be reached c/o:
100 North Tryon Street
NationsBank Corporate Center
Charlotte, NC  28255

NATIONSBANK CORPORATION DIRECTORS AND
OFFICERS
AS OF JUNE 1, 1998

Ray C. Anderson                    Alan T. Dickson
Chairman and CEO                   Chairmen
Interface, Inc.                    Ruddick Corporation
Atlanta, GA                        Charlotte, NC

Dr. Rita Bornstein                 Paul Fulton
President                          Chairmen and CEO
Rollins College                    Bassett Furniture Industries Inc
Winter Park, FL                    Winston-Salem, NC

B. A. Bridgewater, Jr.             James H. Hance, Jr.
Chairman, President and CEO        Vice Chairman and Chief Financial Officer
Brown Group, Inc.                  NationsBank Corporation
St. Louis, MO                      Charlotte, NC

Thomas E. Capps                    C. Ray Holman
Chairman, President and CEO        Chairman and CEO
Dominion Resources, Inc.           Mallinckrodt Inc.
Richmond, VA                       St Louis, Mo

Alvin R. Carpenter                 W. W. Johnson
President and CEO                  Chairman, Executive Committee
CSX Transportation Inc.            NationsBank Corporation
Jacksonville, FL                   Charlotte, NC

Charles W. Coker                   Kenneth D. Lewis
Chairman                           President
Sonoco Products Company            NationsBank Corporation
Hartsville, SC                     Charlotte, NC

Thomas G. Cousins                  Hugh L. McColl, Jr.
Chairman and CEO                   Chief Executive Officer
Cousins Properties Incorporated    NationsBank Corporation
Atlanta, Ga                        Charlotte, NC

Andrew B. Craig, III               Russell W. Meyer, Jr.
Retired Chairman                   Chairman and CEO
NationsBank Corporation            Cessna Aircraft Company
St, Louis Mo                       Wichita, Ks

Richard B Priory
Chairman and CEO
Duke Energy Corporation
Charlotte, NC

Charles E. Rice
Chairman
NationsBank Corporation
Jacksonville, Fl

John C. Slane
President
Slane Hosiery Mills, Inc.
High Point. NC

O. Temple Sloan, Jr.
Chairman
General Parts Inc.
Raliegh, NC

Meredith Spangler
Trustee and Board Member
Charlotte, NC

Albert E. Suter
Sr. Vice Chairman and
Chief Administrative Officer
Emerson Electric Co.
St. Louis MO

Ronald Townsend
Communications Consultant
Jacksonville, FL

Jackie M. Ward
President and CEO
Computer Generation Incorporated
Atlanta, GA

John A. Williams
Chairman and CEO
Post Properties, Inc.
Atlanta, GA

Virgil R. Williams
Chairman and CEO
Williams  Group International, Inc.
Stone Mountain, GA

Principal Officers
Charles E. Rice
Chairman

Hugh L. McColl, Jr.
Chief Executive Officer
James H. Hance, Jr.
Vice    Chairman   and   Chief
Financial Officer
NationsBank Corporation
Kenneth D. Lewis
President
NationsBank Corporation
F. William Vandiver, Jr.
Chairman
Corporate Risk Policy
James W. Kiser
Secretary

Address
All NationsBank officers and
directors can be reached c/o:
100 North Tryon Street
NationsBank Corporate Center
 Charlotte, NC  28255

                       Exhibit A

                   VOTING AGREEMENT

THIS VOTING AGREEMENT (AAgreement@) is made as of the 30th day of June, 1998, by and between NATIONSBANC
CAPITAL CORP. (ANationsBanc@), CUMULUS MEDIA INC., an
Illinois corporation (the ACorporation@), and the undersigned holders (the AShareholders@) of all of the issued and outstanding shares of Class C Common Stock of the Corporation (AClass C Stock@) or options to acquire Class C Stock.

RECITALS
NationsBanc is the holder of certain shares of the
common stock of the Corporation.  The Articles of
Incorporation of the Corporation provide that under
certain circumstances the holders of Class C Stock
shall have the right to elect a    Director of the
Corporation (the
Class C Director), and
the Shareholders have agreed with NationsBanc that such
Class C Director shall, during the period specified
herein, be the person designated by NationsBanc.
Accordingly, the parties wish to set forth their
agreement with respect to the election
of the Class C Director.
NOW, THEREFORE, in consideration of the mutual promises
and agreements hereinafter set forth, and for other
good and valuable consideration, the receipt and
sufficiency of which are hereby acknowledged, the
parties hereto hereby promise and agree as follows:
1.Definitions.  For the purposes of this Agreement, the
following capitalized terms shall be defined as
follows: AAffiliate@ shall be defined as set forth in
Rule 144 promulgated under the Securities Act of 1933,
as amended. AApplicable Period@ shall mean the period
commencing on the date of the issuance of a final order
of the Federal Communications Commission (AFCC@) that
the granting of a right to NationsBanc to designate a
director of the Corporation will not result in
NationsBanc=s interest in the Corporation being
Aattributable@ under applicable FCC rules, and ending
on the date that NationsBanc (together
with its Affiliates) owns less than fifty percent (50%)
of the number of shares of Common Stock held by
NationsBanc on the date hereof.
ACommon Stock@ shall mean the Class A Common Stock,
  Class B Common Stock, and Class C Common Stock of the
  Corporation, each with a par value per share of $.01.
  ADesignated Class C Director@ shall initially be
  Robert H. Sheridan, III.  NationsBanc may, at any
  time and from time to time, change the Designated
  Class C Director by written notice to all
  Shareholders (a) stating that the then existing Class
  C Director (identified by name) shall no longer be
  the Designated Class C Director, (b) identifying the
  person designated to be the new Designated Class C
  Director, and c specifying the effective date of such
  designation.  If the person designated as the
  Designated Class C Director is unable or unwilling to
  serve as the Class C Director then NationsBanc shall
  promptly give written notice of a new Designated
  Class C Director to all Shareholders, and until such
  notice is given the Shareholders shall have no
  obligation to elect a Class C Director.
2.Election of Director. Each Shareholder agrees that it
shall, during the Applicable Period:
a.appear in person or by proxy at each special meeting
  of the holders of Class C Stock and each regular
  meeting of the shareholders of the Company at which a
  Class C Director is to be elected (Class C
  Meeting), for the purpose of obtaining a quorum;
b.at each Class C Meeting, vote, in person or by proxy,
all
  of the shares of Class C Stock now owned or hereafter
  acquired by the Shareholder in favor of the election
  of the Designated Class C Director;
  c.in any action by written consent of the holders of
  Class C Stock for the purpose of electing a Class C
  Director, consent to the election of the Designated
  Class C Director; and
  d.not vote any of its shares of Class C Stock for, or
  execute any consent to the election of, any Class C
  Director other than the Designated Class C Director.
3.Revocation of Proxies.  Each Shareholder hereby
revokes all proxies and powers of attorney with respect
to the Class C Stock held by such Shareholder which
such Shareholder may have heretofore appointed or
granted with respect to the election of the Class C
Director, and during the term hereof no subsequent
proxy or power of attorney shall be given or written
consent executed (and if given or executed, such proxy
or power of
  attorney shall not be effective) by such Shareholder
  with respect to the election of the Class C Director.
  Nothing in this Agreement shall be deemed to prohibit
  or limit the
  granting by any Shareholder of any proxy or power of
  attorney for any Class C Stock for any purpose other
  than the election of a Class C Director.
4.Issuance of Shares.  The Company agrees that during
the Applicable Period it shall not issue any shares of
Class C              Stock unless prior to the issuance
of such shares the
person or entity to whom such shares of Class C Stock
are to be issued has executed a counterpart of this
Agreement and any amendments hereto, agreeing to be
bound by the provisions hereof as a Shareholder
hereunder, and copies of such executed counterpart have
been sent to each party hereto. 5.Termination.  This
Agreement shall terminate immediately upon the
expiration of the Applicable Period,
and upon such termination the parties hereto shall have
no further rights or obligations hereunder. 6.Remedies.
This Agreement is a Avoting agreement@ as described in
Section 7.70 of the Illinois Business Corporation Act
of 1983, as amended.  Each Shareholder acknowledges
that it may not be possible to measure in
monetary terms the damages which NationsBanc would
suffer by reason of a failure by any Shareholder to
perform such Shareholder=s obligations under this
Agreement. Accordingly, should any dispute arise
concerning any Shareholder=s proper performance of such
Shareholder=s obligations under this Agreement,
NationsBanc shall be entitled to obtain an injunction
for specific performance, or other appropriate
equitable relief, requiring such Shareholder to act in
accordance with the terms hereof. Any such equitable
remedy shall be nonexclusive and may be in addition to
any other remedy to which NationsBanc may be entitled.
7.Successors. Any Shareholder who transfers shares of
Class C              Stock shall, prior to and as a
condition to such
transfer, (a) notify the transferee of the existence
and terms of this Agreement, and (b) obtain the
execution by such transferee of a  counterpart of this
Agreement and any amendments hereto,
agreeing to be bound by the provisions hereof as a
Shareholder hereunder.
8.Representation.  The Corporation and the Shareholders
warrant and represent, which warranties and
representations shall survive the execution hereof,
that the Shareholders own all Class C Common Stock and
all options to acquire Class C Stock which are issued
and outstanding as of the
date hereof. 9.Notices.  Any notice required or
permitted to be given or made by any party to any other
hereunder shall be in writing and shall be considered
to be given and received in all respects when hand
delivered, when delivered by prepaid express or courier
delivery service, when sent by facsimile transmission
actually received by the receiving equipment, or five
(5) days after deposited in the United States mail,
certified or registered mail, postage prepaid, in each
case addressed to the parties at their respective
addresses set forth opposite their signatures to this
Agreement or to such changed address as any party shall
designate by proper notice to the other parties.
10.    Governing Law.  This Agreement and the rights
  and remedies of the parties hereto shall be governed
  by and construed in accordance with the laws of the
  State of Illinois, without regard to the conflicts of
  laws provisions thereof.
11.    Legend.  Each certificate representing shares of
Class C Stock shall bear a legend stating that the
shares
  are subject to this Agreement.
12.    Counterparts.  This Agreement may be executed in
  counterparts, each of which shall be deemed an
  original but when taken together shall constitute but
  one and the same document.
13.    Waiver.  No waiver by any party hereto of any
breach
  of
any provision of this Agreement shall be deemed a
  waiver by such party of any subsequent breach.
14.    Entire Agreement.  This Agreement contains the
entire
 understanding between the parties hereto with respect
  to the matters set forth herein and all prior
  discussions, negotiations, agreements, correspondence
  and understandings between the parties (whether oral
  or written) relating to the terms of this agreement
  are merged herein and superseded hereby.  No
  provision of this
  Agreement may be amended or modified other than by a
  writing signed by the party against whom enforcement
  is sought.
15.    Invalidity.  If for any reason one or more of
  the provisions of this Agreement are deemed by a
  court of competent jurisdiction to be unenforceable
  or otherwise waived by operation of law, the
  remainder of this Agreement shall be deemed to be
  valid and enforceable and shall be construed as if
  such invalid and unenforceable provision were
  omitted.
16.    Headings.  The paragraph headings used in this
  Agreement
are for convenience only and shall not affect in any
  way the meaning or interpretation of this Agreement.
 IN WITNESS WHEREOF, the undersigned have executed this
     Agreement as of the date above first written.
Attn:  Mr. Robert H. Sheridan, III     NATIONSBANC
     CAPITAL CORP. NationsBanc Capital Investors
100 North Tryon Street
NationsBanc Corporate Center, 10th
Floor NC1-007-10-04           By:
Charlotte, NC  28255             Robert
H. Sheridan, III (title)


FAX:  (704) 386-6432
Attn:  Mr. Richard Weening CUMULUS MEDIA
INC. Cumulus Media Inc.
111 E. Kilbourn Avenue, Suite 2700
Milwaukee, WI  53202          By:
FAX:  (414) 615-2880
Richard Weening, Executive
Chairman

SHAREHOLDERS:
Attn:  Mr. Richard Weening    QUSTUS
  MANAGEMENT CORPORATION
QUAESTUS Management Corporation
111 E. Kilbourn Avenue, Suite 2700
Milwaukee, WI  53202          By:
FAX:  (414) 615-2880             Richard
Weening, President



Attn:  Mr. Lewis W. Dickey, Jr.    DBBC
OF GEORGIA, LLC DBBC of Georgia, LLC
3060 Peachtree Road N.W.
Suite 750                     By:
Atlanta, GA  30305               Lewis
W. Dickey, Jr. (title)

FAX:  (404) 688-3024
(signatures continued on next page)

CML HOLDINGS, LLC
CML Holdings, LLC
111 E. Kilbourn Avenue, Suite 2700
  Milwaukee, WI  53202  By:
  ____________________________________
  (414) 615-2880
c/o Cumulus Media Inc.
111 E. Kilbourn Avenue, Suite 2700
  Milwaukee, WI  53202
FAX:  (414) 615-2880
  ____________________________________
  ____
  Richard Weening
c/o DBBC of Georgia, LLC
3060 Peachtree Road N.W.
Suite 750
Atlanta, GA  30305
  ______________________________________
  __
FAX:  (404) 688-3024    Lewis W. Dickey,
Jr.
 Exhibit B REGISTRATION RIGHTS AGREEMENT
THIS REGISTRATION RIGHTS AGREEMENT, dated as of June
30, 1998 (the Agreement), is made by and among
Cumulus Media Inc., an Illinois corporation (the
Company), NationsBanc Capital Corp. (NationsBanc),
Heller Equity Capital Corporation (Heller), the State
of Wisconsin Investment Board (SWIB) and The
Northwestern Mutual Life Insurance Company (NML).
Each of NationsBanc, Heller, SWIB and NML and their
respective transferees (as provided in Section 7(f))
shall sometimes be referred to herein as a
AShareholder@ and collectively as the AShareholders@.
R E C I T A L S:
WHEREAS, the Shareholders and Cumulus Media, LLC, a
Wisconsin limited liability company (AMedia LLC@), are
parties to that certain Amended and Restated
Registration Rights Agreement dated as of November 14,
1997 (the AMedia LLC Registration Rights Agreement@)
pursuant to which Media LLC agreed to provide the
Shareholders with certain
registration rights; and WHEREAS, Media LLC currently
holds all of the issued and outstanding common stock of
the Company; and
WHEREAS, Media LLC is to be dissolved and all of the
shares of common stock of the Company held by Media LLC
are to be distributed to the Shareholders in a
liquidating distribution; and
WHEREAS, the Company intends to consummate an initial
public offering of its Class A Common Stock; and
WHEREAS, the Media LLC Registration Rights Agreement
contemplates that in the event of an initial public
offering of equity securities by the Company, the
Company would enter into a           registration
rights agreement with the Shareholders on terms
similar to those set forth in the Media LLC
Registration Rights Agreement prior to the consummation
of such initial public offering; and
WHEREAS, the Company and the Shareholders have agreed
to enter into this Registration Rights Agreement to set
forth the registration rights to be provided to the
Shareholders by the Company.
NOW, THEREFORE, in consideration of the foregoing, and
of the mutual promises herein contained and of other
good and valuable consideration, the receipt and
sufficiency of which are hereby acknowledged, the
parties hereto, intending to be legally bound, hereby
agree as follows:

1.Definitions.  The following capitalized terms have
  the following meanings:
  Class A Common Stock:  The Class A Common Stock,
                           $.01 par
  value per share, issued by the Company.
  Class B Common Stock:  The Class B Common Stock,
                           $.01 par
  value per share, issued by the Company.
  Class C Common Stock:  The Class C Common Stock,
                           $.01 par
  value per share, issued by the Company.
Commission: The United States Securities and Exchange Commission or any other United States federal agency administering the Securities Act or the Exchange Act.
Common Stock:  Class A Common Stock and/or Class B
Common Stock and/or Class C Common Stock and any
securities issued thereafter with respect to such
Common Stock by way of a stock dividend, stock split,
or in connection with a combination of
shares, recapitalization, merger, share exchange,
consolidation or similar transaction.
Exchange Act:  The United States Securities Exchange
Act of 1934, as amended, and the rules and regulations
of the Commission thereunder, as in effect from time to
time. NASD:  The National Association of Securities
Dealers, Inc. and any successor organization.
Person:  An individual, corporation, partnership,
limited liability company, association, joint-stock
company, trust where the interests of the beneficiaries
are evidenced by a security, unincorporated
organization, estate, governmental or political
subdivision thereof or governmental agency. Public
Offering:  The closing of an underwritten public
offering of Class A Common Stock, or securities
convertible into or exchangeable or exercisable for
Class A Common Stock, registered with the Commission
under the Securities Act. Registrable Securities:
Shares of Class A Common Stock that (i) are owned by
any Shareholder immediately after the dissolution of
Media LLC and any securities issued thereafter with
respect to such Class A Common Stock by way of a stock dividend, stock split or in connection with a combination of shares, recapitalization, merger, share exchange, consolidation or similar transaction, or (ii)
are issued to any Shareholder upon conversion of any
Class B Common Stock owned by such Shareholder
immediately after the dissolution of Media LLC (or upon conversion of any Class C Common Stock received by such Shareholder upon conversion of any Class B Common Stock owned by such Shareholder immediately after the
dissolution of Media LLC),
and any securities issued thereafter with respect to
such Class B Common Stock or Class C Common Stock by
way of a stock dividend, stock split or in connection
with a combination of shares, recapitalization, merger,
share exchange, consolidation or similar transaction. Registration Statement: A registration statement provided for in Section 6 of the Securities Act under
which securities are registered under the Securities
Act, together with any pre liminary, final or summary prospectus contained therein, any amendment or supplement thereto, and any document incorporated by
reference therein. Securities Act: The United States Securities Act of 1933, as amended, and the rules and regulations of the Commission thereunder, all as the same shall be in effect from time to time.
Terms defined in the Exchange Act or the Securities Act
  and not
otherwise defined herein have the meanings herein as
  therein defined.
2.Demand Registration.
  (a)    Right to Demand.  After the date of the
     initial Public Offering, or, if earlier, the date
     on which the Company first becomes subject to the reporting obligations under Section 13(a) of the
     Exchange Act, the holders of Registrable
     Securities shall have the right, exercisable by
     written notice to the Company signed by (i)
     Person(s) holding more than 25% of the Registrable Securities outstanding in the case of the first notice, (ii) in the case of the second notice,
     Person(s) holding more than 25% of the Registrable Securities outstanding, excluding Registrable
     Securities held by the Person(s) initiating the
     first notice, and (iii) in the case of the third
     notice, Person(s) holding more than 20% of the
     Registrable Securities, excluding Registrable
     Securities held by Person(s) initiating the first
     or second notice, to request that the Company
     effect the registration under the Securities Act
     of all or part of such Person(s)= Registrable
     Securities (a ADemand Registration@); provided,
     however, that excluding any Demand Registration
     under Section 2(d) hereof, the holders of
     Registrable Securities shall only have the right
     to make three (3) requests for a Demand
     Registration. Upon receipt of such notice, the
     Company shall, as expeditiously as reasonably
     possible and in any event, within ten (10) days of
     receipt of such notice, give written notice of
     such Demand Registration to all registered holders
     of Registrable Securities, and shall use all
     commercially reasonable efforts to effect all such registrations under the Securities Act (including, without limitation, the execution of an
     undertaking to file post-effective amendments and appropriate qualifications and approvals under the laws and regulations of any governmental agencies
     and authorities applicable to the Company,
     including the relevant blue sky or other state
     securities laws) of:
(i)    the Registrable Securities that the Company has
  been requested to register as specified in the demand
  given
  pursuant to this Section 2(a) (including, without
  limitation, an offering on a delayed or continuous
  basis pursuant to Rule 415 (or any successor rule to
  similar effect) under the Securities Act); and
(ii)   all other Registrable Securities that the
  Company has been requested to register by the holders thereof, by written request given to the Company within thirty (30) days after the giving of such
  written notice by the Company,
all to the extent required to permit the disposition of
  the Registrable Securities so to be registered.
  (b)    Selection of Underwriters.  The underwriters
     of any underwritten offering pursuant to a Demand Registration shall be selected by the Company, subject, however, to the approval of the holders
     of Registrable Securities participating in such
     Demand Registration, which approval shall not be unreasonably withheld; provided, however, that the holders of the Registrable Securities shall not be required to pursue an underwritten offering upon exercise of the Demand Registration.
 (c)    Participation in Demand Registrations.  If the
     managing underwriter advises the Company in
     writing, with a copy to the Shareholders that, in
     its opinion, the number of Registrable Securities requested to be included in a Demand Registration exceeds what can be sold in such offering without
     a material adverse effect on the offering, then
     the Company will advise the
  Shareholders and will include in such Demand
 Registration up to the maximum number of Registrable
  Securities requested to be included in such Demand Registration which the managing underwriter advises the
  Company can be sold in such offering and such
  Registrable Securities shall be allocated among the
  holders of Registrable Securities who have requested
  to be included in such Demand Registration, pro rata
  among such Persons on the basis of the number of
  Registrable Securities requested to be included in
  such Registration.  If any holder of Registrable
  Securities disapproves of the number of reduced
  Registrable Securities that can be included on
behalf of such holder, he may elect to withdraw
  therefrom by written notice to the Company,
  the underwriter and the other Shareholders.
  (d)    Additional Demand Registrations.
     (i)    If the Company effects the registration
       of less than all of the Registrable
       Securities requested to be included in a
       Demand Registration under Subsection 2(a)
       solely as a result of the operation of
       Subsection 2c, the holders of such
       Registrable Securities may at any time
       request an additional Demand Registration
       with respect to such Registrable Securities
       (which Demand shall not count as the second
       or third Demand Right contemplated in Section
       2(a)), provided that at least six (6) months
       have elapsed since the effective date of the
       most recent Demand Registration.  Any such
       Demand Registration shall be requested and
       effected in the manner and subject to the
       procedures that applied with respect to the
       Demand Registration which was the subject of
       the cutback in Subsection 2c.
(ii)   If the no-action request being submitted by
  Media LLC to the Commission results in a finding
  that NationsBanc is unable to Atack@ the holding
  period of Media LLC to its own holding period with
  respect to the shares of Common Stock distributed to NationsBanc upon dissolution of Media LLC, then
  NationsBanc shall have the right, exercisable by
  written notice to the Company and in addition to any
  rights provided under Section 2(a) hereof, to
  request that the Company effect the registration
  under the Securities Act of all or part of the
  Registrable Securities held by NationsBanc;
  provided, however, that NationsBanc shall only have
  the right to make one (1) request for an additional
  Demand Registration under this Section 2(d)(ii).
  Upon receipt of such notice, the Company shall, as expeditiously as reasonably possible and in any event within ten (10) days of receipt of such
  notice, give written notice of such additional
  Demand Registration to all other registered
  holders of Registrable Securities, and shall use all commercially reasonable efforts to effect all such registrations under the Securities Act (including, without limitation, the execution of an undertaking
  to
  file posteffective amendments and appropriate
  qualifications and approvals under the laws and
  regulations of any governmental agencies and
  authorities applicable to the Company, including the
  relevant blue sky or the state securities laws) of
  (x) the Registrable Securities that the Company has
  been requested to register as specified in the
  demand given by NationsBanc pursuant to this Section 2(d)(ii); and (y) all other Registrable Securities that the Company has been requested to register by
  the other holders of Registrable Securities, by
  written request given to the Company within thirty
  (30) days after the giving of such written notice by
  the Company,
all to the extent required to permit the disposition
of the Registrable Securities so to be registered.
The underwriters shall be selected in accordance with
Section 2(b).  If the managing underwriter advises the
Company in writing that, in its opinion, the number of Registrable Securities requested to be included in such additional Demand Registration exceeds what can
be sold in such offering without a material adverse
effect on the offering, then the Company will advise
the Shareholders and will include in such Demand
Registration up to the maximum number of Registrable
Securities requested to be included in such Demand
Registration which the managing underwriter advises
the Company can be sold at such offering and such
Registrable Securities shall be allocated first to
NationsBanc to the extent set forth in its notice of
Demand Registration and second, among the holders of Registrable Securities other than NationsBanc who have requested to be included in such Demand Registration, pro rata among such persons on the basis of the number
of Registrable Securities requested to be included in
such registration.  If the noaction request submitted
to the Commission results in a finding that
NationsBanc may tack the holding period of Media LLC
to its own holding period with respect to the shares
of Company Common Stock received upon dissolution of
Media LLC, the provisions of this Section 2(d)(ii)
shall be null and void and of no force or effect.
(e)    Restrictions on Demand Registrations.  The
Company may postpone for up to (but not exceeding) six
(6) months the filing or the effectiveness of a
Registration Statement for a Demand Registration,
whether pursuant to
Subsection 2(a) or 2(d), if the Company=s Board of
Directors determines that such Demand Registration
would reasonably be expected to have an adverse effect
on any proposal or plan by the Company or any of its subsidiaries to engage in any acquisition of assets
(other than in the ordinary course of business) or any
merger, consolidation, tender offer or similar
transaction or that the Demand Registration will
adversely interfere with other Company events or would
require disclosure of material nonpublic information
relating to the Company which, in the reasonable
opinion of the Board of Directors of the Company,
should not be disclosed; provided that (i) the Company
may postpone the filing or effectiveness of a Demand Registration Statement pursuant hereto not more than once during any twelve consecutive month period, and
(ii) the Company may postpone or withdraw the filing
or effectiveness of a    Demand Registration Statement
pursuant hereto not more
than twice during the term of this Agreement. In addition, the Company shall not be required to comply with this Section 2 within one hundred eighty (180) days after the effective date of an initial Public
Offering or within ninety (90) days of another
Registration Statement subject to this
    Section 2 or Section 3. In any such event, the holders of Registrable Securities requesting such Demand Registration will be entitled to withdraw their request for the Demand Registration. If the request for the Demand Registration is so withdrawn, such Demand
Registration request shall not count as a Demand Registration request hereunder; provided, however, that the holders of Registrable Securities shall not be permitted to request another Demand Registration until such postponement would have ended had the request not been withdrawn. The Company shall reimburse each holder of Registrable Securities for all costs and expenses reasonably incurred by it in connection with a proposed and withdrawn Demand Registration.
     (f) Other Registration Rights. The Company shall not, without the prior written consent of the holders of 75% of the then outstanding Registrable Securities, grant to any Persons the right to request the Company to register any equity securities of the Company, or any securities convertible or exchangeable into or exercisable for such securities, if such rights could reasonably be expected to conflict with or be in parity with, the registration rights of the holders of Registrable Securities granted hereunder. The granting by the Company of registration rights to a third party shall not be deemed to be in conflict or parity with the registration rights of the holders of Registrable Securities granted hereunder as long as the provisions of Section 3c hereof are complied with at all times during which the piggyback registration rights provided to the Shareholders under said Section
       3 are in effect and have not been terminated in accordance with Section 3(d) hereof.
     (g) Effective Registration Statement. Before filing a Registration Statement or any amendments or supplements thereto, the Company will (i) furnish to the holders of Registrable Securities which are to be included in such registration, copies of all such documents proposed to be filed, which documents will be subject to the review of the holders and their counsel (which review shall be conducted at the Company=s expense except that in no event shall the Company be required to pay the expenses of more than one counsel for the holders of Registrable
       Securities), and (ii) give the holders of the Registrable
       Securities to be included in such Registration
       Statement and their representatives, at the Company=s expense (except that in no event shall the Company be required to pay the expenses of more than one counsel for the holders of Registrable Securities), the opportunity to conduct a reasonable investigation of the records and the business of the Company and to participate in the preparation of any such Registration Statement or any amendments or supplements thereto. With respect to any registrations requested pursuant to Sections 2(a) or 2(d), the Company may include in such registration any other equity securities of the Company, subject to the restrictions set forth in Section 2(f). A Demand Registration pursuant to this Section 2 shall not be deemed to have been effected (i) unless a Registration Statement with respect thereto has become effective and the sale of Registrable Securities contemplated thereby
       (if underwritten) has been consummated (unless not consummated for any reason not due to any action or failure to act by the Company or because of a material adverse change with respect to the Company), or (ii) if after it has become effective, such Demand Registration is interfered with by any stop order, injunction or other order or requirement of the Commission or other governmental agency or court for any reason. 3.Piggyback Registration.
       (a) Right to Piggyback. If the Company at any time proposes to register any securities under the Securities Act (other than registrations on Form S-
          4 or S-8 or the equivalent
thereof) with respect to a Public Offering (whether for its own account or for the account of other security holders) and the form of Registration Statement to be used may be used for the registration of Registrable Securities, the Company will give prompt written notice to all holders of Registrable Securities of its intent to do so and the proposed method of distribution, which notice shall state whether such registration has been initiated by the Company (a ACompany Registration@) or by another Person (a AThird-Party Registration@). Within thirty (30) days after receipt of such notice, any holder of Registrable Securities may by written notice to the Company request the registration by the Company under the Securities Act of Registrable Securities in connection with such proposed registration by the Company under the Securities Act of securities (a APiggyback Registration@). Such written notice to the Company shall specify the Registrable Securities intended to be disposed of by such holders. Upon receipt of such request, the Company will use all commercially reasonable efforts to register under the Securities Act all Registrable Securities which the Company has been so requested to register, to the extent requisite to permit the disposition of the Registrable Securities so to be registered in accordance with the proposed method of distribution; provided, however, that if at any time after giving notice of its intent to register securities and before the effective date of the Registration Statement filed in connection with such Piggyback
Registration, the Company determines for any reason not to register or to delay registration of such securities, the Company may, at its election, give notice of such determination to the holders of Registrable Securities requesting such Piggyback Registration, and, thereupon, (i) in the case of a determination not to register, the Company shall be relieved of its obligation to register any Registrable Securities in connection with such Piggyback Registration (but not from its obligation to pay registration expenses pursuant to Section 5 hereof) without prejudice, however, to the rights of any holder(s) of Registrable Securities entitled to do so to request that such registration be effected as a Demand Registration under Section 2 hereof, and
(ii) in the case of a determination to delay registering, the Company may delay registering any Registrable Securities for the same period as the delay in registering such other securities. No registration effected under this Section 3 shall relieve the Company of its obligation to effect any Demand Registration upon request under Section 2 hereof.
(b) Selection of Underwriters. The underwriters, if any, of
  any offering pursuant to a Piggyback Registration shall be one or more nationally-recognized investment banking firms selected by the Company.
(c) Participation in Piggyback Registrations. If the managing underwriter informs the Company in writing of its judgment that including the Registrable Securities in the Piggyback Registration creates a substantial risk that the proceeds or price per unit to be received from such offering might be reduced or that the number of Registrable Securities to be registered is too large to be reasonably sold, then the Company will include in such Piggyback Registration, to the extent of the number which the Company is so advised can be sold in such offering: first, all securities proposed by the Company to be sold for its own account; second, such other securities (if any) proposed to be included as a result of the exercise of demand registration rights by the holders thereof; third, such Registrable Securities requested by the holders thereof to be included in such Piggyback Registration, pro rata on the basis of the number of shares of such Registrable
   Securities requested to be included in such Registration Statement; and fourth, such other securities requested to be included therein pro rata on the basis of the number of shares of such other securities requested to be included in the Registration Statement.
(d) Termination of Piggyback Rights. The piggyback registration rights provided to the Shareholders under this
  Section 3 shall terminate as to any Shareholder at such time as such Shareholder is permitted to dispose of all of its Registrable Securities in any six (6) month period under Rule 144 of the Securities Act (including Rule
  144(k)). 4.Registration Procedures.
  (a) Company Covenants. Whenever the Company is hereunder
     required to use all commercially reasonable efforts to effect the registration under the Securities Act of any Registrable Securities as provided in Section 2 or 3, the Company will:
     (i) prepare and file (in the case of a Demand Registration, within forty-five (45) days of the initial notice from the requisite holders of Registrable Securities) with the Commission the requisite Registration Statement to effect such registration and thereafter use all commercially reasonable efforts to cause such Registration
       Statement to become effective, provided that the Company may discontinue any registration of its securities which are not Registrable Securities (and, under the circumstances specified in Subsection 3(a), its securities which are Registrable Securities) at any time prior to the effective date of the Registration Statement relating thereto;
       (ii) prepare and file with the Commission such amendments and supplements to such Registration Statement and the prospectus used in connection therewith as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such Registration Statement until the earlier of (a) such time as all such securities have been disposed of in accordance with the intended methods of disposition by the sellers thereof set forth in such Registration Statement and (b) the expiration of one hundred eighty (180) days from the date such Registration Statement first becomes effective (exclusive of any period during which the holders of Registrable Securities are prohibited or impaired from disposition of Registrable Securities by reason of the occurrence of any event described in
       Section 4(a)(v)(a) or (b) or 4(a) (vii)), at which time the Company shall have the right to deregister any of such securities which remain unsold;
     (iii) furnish to each seller of Registrable Securities covered by such Registration Statement such number of conformed copies of the Registration Statement, and of each amendment and supplement thereto, such number of copies of the prospectus contained in such Registration Statement and any other prospectus filed under Rule 424 under the Securities Act, in conformity with the requirements of the Securities Act, and such other documents as such seller may reasonably request;
(iv) use all commercially reasonable efforts to register or qualify all securities covered by such Registration Statement under such other securities or blue sky laws of jurisdictions as each seller thereof shall reasonably request, to keep such registration or qualification in effect for so long as the Registration Statement remains in effect, and to take any other action which may be reasonably necessary or advisable to enable such seller to consummate the disposition in such jurisdictions of the securities owned by such seller, except that the Company shall not for any such purpose be required to (a) qualify generally to do business as a foreign corporation in any jurisdiction wherein it would not be obligated to be so qualified but for the requirements of this subsection; (b) subject itself to taxation in any such jurisdiction; or c consent to general service of process in any such jurisdiction;
(v) use all commercially reasonable efforts to (a) obtain the withdrawal of any order suspending the effectiveness of such Registration Statement or sales thereunder at the earliest possible time and (b) cause all Registrable Securities covered by such Registration Statement to be registered with or approved by such other governmental agencies or authorities of United States jurisdictions as may be necessary to enable the seller thereof to consummate the disposition of such Registrable Securities;

(vi) in connection with any registration pursuant to this Agreement, furnish to each seller of Registrable Securities a signed counterpart, addressed to such seller and the underwriters, of:
  (a) an opinion of counsel for the Company dated the effective date of the Registration Statement (and dated the closing date under any underwriting agreement), reasonably satisfactory in form and substance to such seller, and
 (b) a Acomfort letter@ or a Aprocedures letter@ dated the effective date of the Registration Statement (and dated the date of the closing under any underwriting agreement), signed by the independent public accountants who have audited the Company=s financial statements included in such Registration Statement, covering substantially the same matters with respect to such Registration Statement and, in the case of the Acomfort letter,@ with respect to events subsequent to the date of such financial statements, as are customarily covered in opinions of issuer=s counsel and in accountants= letters delivered to the underwriters in underwritten public offerings of securities, and, in the case of the legal opinion, such other legal matters, and, in the case of the Acomfort letter,@ such other financial matters, as such seller or the underwriter may reasonably request;
  (vii)  at any time when a prospectus relating
thereto is required to be delivered under the Securities Act, notify each seller of Registrable Securities covered by such Registration Statement promptly after the Company discovers that the prospectus included in such Registration Statement as then in effect includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made, and at the request of any such seller promptly prepare and furnish to such seller a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made;
  (viii) otherwise use all commercially reasonable efforts to comply with all applicable rules and regulations of the Commission;
  (ix) provide and cause to be maintained a transfer agent and registrar for all Registrable Securities covered by such Registration Statement from and after a date not later than the effective date of such Registration Statement;
  (x) use all commercially reasonable efforts to list all Registrable Securities covered by such Registration Statement on a securities exchange on which similar securities issued by the Company are then listed and shall take any other action necessary or advisable to facilitate the disposition of such Registrable Securities;
  (xi) use all commercially reasonable efforts to facilitate timely preparation and delivery (under regularway settlement procedures) of certificates representing Registrable Securities to be sold free of restrictions;
     and
 (xii) take all steps reasonably necessary to assure compliance with any applicable provisions of the Investment Company Act of 1940, as amended, including, but not limited to, registration of the Company, or the election on behalf of the Company to be regulated as a business development company, under that Act.
The Company may require each seller of Registrable Securities as to which any registration is being effected to furnish the Company such information regarding such seller and the distribu tion of such securities (which, in the case of a non-underwritten offering, may include sales under Rule 144 under the Securities Act) as the Company may reasonably request, in writing. Any Person participating in any Demand Registration or Piggyback Registration must (a) agree to sell their Registrable Securities on the basis provided in the underwriting agreement, if any, and (b) complete and execute all documents required under this Agreement or the underwriting agreement, if any.
Each holder of Registrable Securities agrees that upon receipt of any notice from the Company of the happening of any event of the kind described in subparagraph (vii) of this Subsection 4(a), such holder will discontinue immediately such holder=s disposition of securities pursuant to the Registration Statement until such holder receives copies of the supplemented or amended prospectus contemplated by such subparagraph (vii) and, if so directed by the Company, will deliver to the Company all copies, other than permanent file copies, then in such holder=s possession of the prospectus relating to such Registrable Securities current at the time of receipt of such notice.
(b) Underwriting Agreements. The Company will enter into an underwriting agreement with the underwriters for any underwritten offering pursuant to a Demand Registration or Piggyback Registration if requested by the holders of Registrable Securities and the underwriters to do so. The underwriting agreement will contain such representations and warranties by the Company and such other terms as are generally prevailing at such time in underwriting agreements. The holders of Registrable Securities to be distributed by the underwriters shall be parties to such underwriting agreement and may, at their option, require that any or all of the representations, warranties, and other agreements by the Company to and for the benefit of the underwriters also be made to and for the benefit of such holders of Registrable Securities and that any or all of the conditions precedent to the obligations of such underwriters under such underwriting agreement be conditions precedent to the obligations of such holders of Registrable Securities. No holder of Registrable Securities shall be required to make representations or warranties to, or agreements with, the Company or the underwriters other than representations, warranties or agreements regarding such holder, such holder=s Registrable Securities, such holder=s intended method of distribution and any representations required by law.
(c) Holdback Agreement. Each holder of Registrable Securities agrees by acquisition of such holder=s Common Stock not to effect any public sale or distribution of any Registrable Securities during the thirty (30) days prior to and the one hundred eighty (180) days after the initial Public Offering or ninety (90) days after any other underwritten (firm commitment or best efforts) Public Offering, Demand Registration or Piggyback Registration has become effective, except as part of such Public Offering, Demand Registration or Piggyback Registration, as the case may be, unless the managing underwriter of the Public Offering, Demand Registration or Piggyback Registration otherwise agrees to such sale or distribution. Notwithstanding the foregoing, it is acknowledged and agreed that the immediately preceding sentence shall not prohibit Heller or NML from effecting any public sale or distribution of any Registrable Securities during the one hundred eighty (180) day period after the initial Public Offering.
(d) Preparation; Reasonable Investigation. In connection with the preparation and filing of each Registration Statement under the Securities Act pursuant to this Agreement, the Company will give the holders of Registrable Securities to be registered under such Registration Statement, the underwriters, if any, and their respective counsel and accountants, the oppor tunity to participate in preparing the Registration Statement. The Company will also give each of such Persons such access to its books and records and opportunities to discuss the business of the Company with the Company=s officers and independent public accountants who have certified the Company=s financial statements as shall, in the opinion of such holders= and such underwriters= respective counsel, be necessary to conduct a reasonable investigation within the meaning of the Securities Act.
     (e) Rule 144. From and after the date of the initial Public Offering, the Company will file the reports required to be filed by it under the Securities Act and the Exchange Act to enable the holders thereof to sell their Registrable
Securities without registration under the Securities Act and within the exemptions provided under the Securities Act by Rule 144 or any similar rule or regulation hereafter adopted by the Commission. Upon the request of any holder of Registrable Securities, the Company will deliver to such holder a written statement as to whether it has complied with such requirements.
     5.Registration Expenses. The Company will bear all expenses incident to the Company=s performance of or compliance with this Agreement, including, without limitation, all registration, filing, qualifying and NASD fees, all securities and blue sky compliance fees and expenses (including related legal fees and disbursements and other expenses pertaining thereto), all word processing expenses, duplicating expenses, printing expenses, engraving expenses, messenger and delivery expenses, all Company general and administrative expenses, all Company counsel and accountants fees and disbursements, all special audit, financial statement and reconstruction costs, all comfort letter costs, the reasonable fees and disbursements of one counsel acting on behalf of the sellers of the Registrable Securities being registered, all underwriter fees and disburse ments customarily paid by issuers or sellers of securities (including fees paid to a Aqualified independent underwriter@ required by the rules of the NASD in connection with a distribution), all Aroad show@ expenses and allocations and the expense for other Persons retained by the Company, but excluding discounts, commissions or fees of underwriters, selling brokers, dealer managers, sales agents or similar securities industry professionals relating to the distribution of Registrable Securities and applicable transfer taxes, if any, and fees for more than one special counsel to the sellers of Registrable
  Securities, which shall be borne by the sellers of the Registrable Securities being registered on a pro rata basis based on the number of Registrable Securities sold by each of them or upon such other basis upon which such sellers may mutually agree.

6.Indemnification.
(a)    Indemnification by the Company.  In the event of
   any Demand Registration or Piggyback Registration of
   any
Registrable Securities under the Securities Act, the
Company shall, and hereby does, indemnify and hold
harmless each seller of any Registrable Securities covered
by the Registration Statement with respect thereto, such seller=s partners, directors, trustees, officers, advisors, employees and agents, and each Person who
controls or is controlled by such seller within the
meaning of the Securities Act, against any losses, claims, damages or liabilities to which such seller, partner, director, officer, or controlling Person, as the case may
be, may become subject under the Securities Act or
otherwise, insofar as such losses, claims, damages or liabilities (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are
based upon an untrue statement or alleged untrue statement
of material fact contained in the Registration Statement
under which such Registrable Securities were sold
(including all documents incorporated therein by
reference) as originally filed or in any amendment
thereto, any preliminary or final prospectus contained
therein or any amendments or supplements thereto, or an
omission or alleged omission to state therein a material
fact required to be stated therein or necessary to make
the statements therein not misleading, or a violation by
the Company of any rule or regulation promulgated pursuant
to any federal, state or common law rule, including,
without limitation, the Securities Act, applicable to the Company and relating to any action or inaction required of the Company in connection with such registration,
qualification or compliance, and the Company will
reimburse each such indemnified Person for expenses
reasonably incurred by it in connection with investigating
or defending any such loss, claim, damage, liability,
action or proceeding; provided that the Company shall not
be liable in any such case for any losses, claims,
damages, liabilities (or actions or proceedings in respect thereof) or expenses which arise out of or are based upon an
  untrue statement
or alleged untrue statement or omission or alleged
  omission made by the Company in such Registration
  Statement in reliance upon and in strict conformity with information furnished to the Company by such Person through an instrument duly executed by such Person specifically stating that it is for use in the preparation thereof. This indemnity shall remain in full
  force and
  effect regardless of any investigation
  made by or on behalf of an indemnified party, and shall survive the transfer of such Registrable Securities by the seller thereof.
(b)    Indemnification by the Sellers.  The Company may
  require, as a condition to including any Registrable Securities in any Registration Statement, that the Company receive an undertaking satisfactory to it from the prospective seller of such Registrable Securities, to indemnify and hold harmless (in the same manner and to the same extent as set forth in subsection (a) of this Section 6) the Company, its directors, its officers, and each other
Person who controls the Company within the meaning of the Securities Act, with respect to any statement or alleged statement in or omission or alleged omission from such Registration Statement, if such statement or alleged statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to the
Company through an instrument duly executed by such seller specifically stating that it is for use in the preparation of such Registra tion Statement. The prospective sellers= obligation to indemnify will be several, not joint and several, among such sellers and the liability of each such seller of Registrable Securities shall be in proportion to the net amount received by such seller from the sale of
Registrable Securities pursuant to such Registration
Statement. Notwithstanding the foregoing, the liability of any such seller shall not exceed an amount equal to the proceeds realized by each such seller from the sale of Registrable Securities pursuant to such Registration Statement. This indemnity shall remain in full force and effect, regardless of any investigation made by or on behalf of the Company, its directors, officers or controlling Persons, and shall survive the transfer of such Registrable Securities by the seller thereof.
  (c) Notices of Claims, Etc. Promptly after receipt by an indemnified party of notice of the commencement of any action or proceeding involving a claim referred to in Subsection 6(a) or (b), such indemnified party will, if a claim in respect thereof is to be made against an indemnifying party, give written notice to such indemnifying party of the commencement of such action.
     The failure of any indemnified party to give notice as provided herein shall not relieve the indemnifying party of its obligations under the preceding subdivisions of
     this Section 6, except to the extent that the
     indemnifying party is materially prejudiced by the
     failure to give such notice. In case any such action is brought against an indemnified party, the indemnifying party shall be entitled to participate in and to assume the defense thereof, jointly with any other indemnifying party similarly notified to the extent that it may wish, with counsel reasonably satisfactory to the indemnified party, unless a conflict of interest exists between such indemnified and indemnifying parties that would make representation by the same counsel inappropriate in the circumstances. After notice from the indemnifying party to such indemnified party of its election so to assume
     the defense thereof, the indemnifying party shall not be liable for any settlement made by the indemnified party without its consent (which consent will not be unreasonably withheld or delayed) or for any legal or other expenses subsequently incurred by the indemnified party in connection with the defense thereof other than reasonable costs of investigation and the legal expenses (if allowed under the previous sentence).
No indemnifying party shall, without the consent of the
  indemnified party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation or imposes action or limitation on action on such indemnified party.
(d) Indemnification Payments. The indemnification required by this Section 6 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or expense, loss, damage or liability is incurred upon submission of reasonably sufficient documentation that such expenses have been
incurred. (e)    Contribution.  If the indemnification
provided for in
  this Agreement shall for any reason be unavailable to or insufficient to hold harmless an indemnified party in respect of any loss, claim, damage, expense or liability, or any
action in respect thereof, referred to herein, then the indemnifying party shall, in lieu of indemnifying such indemnified party, contribute to the amount paid or payable by such indemnified party as a result of such loss, claim, damage or liability, or action in respect thereof, in such proportion as is appropriate to reflect the relative fault of the Company and the Shareholders, respectively, with respect to the statements or omissions which resulted in such loss, claim, damage, expense or liability, or action in respect thereof, as well as any other relevant equitable considerations. The relative fault of each party shall be determined by reference to whether the untrue or alleged untrue statement of a
material fact or omission or alleged omission to state a material fact relates to information supplied by the Company or the Shareholder, the interest of the parties and their relative knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company and the Shareholders agree that it would not be just and equitable if contributions pursuant to this Agreement were to be determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to herein. The amount paid or payable by an indemnified party as a result of the loss, claim, damage or liability, or action in respect thereof, referred to above in this Agreement shall be deemed to include any legal or
other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim.  Notwithstanding the provisions herein, a
Shareholder shall not be required to contribute any amount in excess of the amount by which the proceeds received by the Shareholder from the sale of the Registrable Securities pursuant to the Registration Statement exceeds the amount of any damage which such Shareholder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act or the Exchange Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. 7.Miscellaneous.
(a)    Effectiveness.  This Agreement shall become
   effective only upon the distribution by Media LLC of
   all shares of Common Stock of the Company held by it to
   the shareholders and the other members of Media LLC as
   and to the
   extent provided in the Agreement Regarding Dissolution
   dated as of June 30, 1998 among Cumulus Media, LLC, the Shareholders, QUSTUS Management
   Corporation, DBBC of Georgia, LLC, Richard Bonick and
   William
 Bungeroth. If, for any reason, such dissolution has not occurred on or before July 15, 1998, this Agreement shall be null and void and of no force or effect. Upon this
Agreement becoming effective, the Media LLC Registration
Rights Agreement shall be deemed terminated and of no
further force or effect. (b)           Initial Public
Offering.  Subject to the terms and
   provisions of the Operating Agreement, nothing in this Agreement shall otherwise create any obligation on the part of the Company to effect an initial Public Offering.
(c) Amendments and Waivers. This Agreement may be amended or waived by the consent of the Company and each of the Shareholders. Each holder of any Registrable Securities at the time or thereafter outstanding shall be bound by any consent authorized by this Subsection 7c, whether or not such Registrable Securities shall have been marked to indicate such consent.
     (d) Nominees for Beneficial Owners. If Registrable Securities are held by a nominee for the beneficial owner thereof, the beneficial owner thereof may, at its election, be treated as the holder of such Registrable Securities for purposes of (i) any action by holders of Registrable Securities pursuant to this Agreement and (ii) any determination of number of Registrable Securities held by any holders of Registrable Securities contemplated by this
       Agreement. If the beneficial owner of any Registrable Securities so elects, the Company may require assurances of such beneficial owner=s ownership of such Registrable Securities.
     (e)    Notices.  Any consent, notice or other
       communication provided for hereunder shall be in writing and shall be deemed given or made: (i) when delivered in person; (ii) one (1) business day after delivered via reputable overnight courier service or guaranteed next day service; or (iii) upon confirmation of delivery when sent by facsimile transmission to a Person at the address or facsimile number as shown in the records of the Company. The following shall be prima facie evidence of the giving or making of any notice in accordance with the provisions of this Section 7(e): (i) in the case of personal delivery, an affidavit, executed by the person effecting personal delivery, of the giving or making of such notice; (ii) in the case of a courier service, a certificate of delivery by the courier service; and (iii) in the case of a facsimile transmission, an electronically generated written confirmation of the successful transmission thereof.
       Any notice to be given or made to any Shareholder shall be deemed conclusively to have been given or made, and the obligation to give such notice or report shall be deemed conclusively to have been fully satisfied, upon sending of such notice to the Shareholder at his address or facsimile number shown in the records of the Company. If any notice to a Person at the address of such Person appearing in the books and records of the Company is returned by the United States Postal Service or overnight courier service marked to indicate that the United States
       Postal Service or overnight courier service has been unable to deliver it, such notice and any subsequent notices, shall be deemed to have been duly given or made without further mailing (until such time as such person notifies the Company of a change in his address) if they are available for the
     Person at the principal office of the Company for a period of one (1) year from the date of the giving or making of such notice.
(f) Assignment. This Agreement is personal to the parties hereto and not assignable and may not be enforced by any subsequent holder of securities of the Company; provided, however, that upon execution and delivery to the Company of a commitment to be bound by the terms of this Agreement, this Agreement may be assigned to, and may be enforced by, a transferee of Registrable Securities, which transferee shall thereupon have all of the rights and obligations of its transferor hereunder.
   (g) Descriptive Headings. The descriptive headings of the sections and paragraphs of this Agreement are for reference only and shall not limit or otherwise affect the meaning hereof.
  (h) Governing Law. The rights and duties of the parties hereto under this Agreement shall be governed by the law of the State of Wisconsin.
  (i) Specific Performance. The parties hereto acknowledge that there may be no adequate remedy at law if any party fails to perform any of its obligations hereunder, and accordingly agree that each party, in addition to any other remedy to which it may be entitled at law or in equity, shall be entitled to compel specific performance of the obligations of any other party under this Agreement in accordance with the terms and conditions of this Agreement, in any court of the United States or any state thereof having jurisdiction.
(j) Counterparts. This Agreement may be executed in any number of counterparts. Each counterpart is an original, but all counterparts shall together constitute one and the same instrument.
 IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

CUMULUS MEDIA INC.

By: __________________________________________
  Richard W. Weening, Executive Chairman

THE STATE OF WISCONSIN INVESTMENT BOARD

By: _________________________________________ Jon Vanderploeg,
  Portfolio Manager
  NATIONSBANC CAPITAL CORP.
By: __________________________________________
Robert H. Sheridan III, Senior Vice President
HELLER EQUITY CAPITAL CORPORATION
  By:
__________________________________________
  (Title)

THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY

By: _________________________________________
  (Title) Exhibit C

LOCK-UP AGREEMENT
June 30, 1998
LEHMAN BROTHERS INC.

BEAR, STEARNS & CO. INC.

BT ALEX. BROWN INCORPORATED
  As Representatives of the several
  U.S. Underwriters named in Schedule 1
  of the U.S. Underwriting Agreement
c/o Lehman Brothers Inc.
Three World Financial Center
New York, NY 10285
LEHMAN BROTHERS INTERNATIONAL (EUROPE)

BEAR, STEARNS INTERNATIONAL LIMITED
BT ALEX. BROWN INTERNATIONAL,
division of Bankers Trust International
PLC CREDIT LYONNAIS SECURITIES

As lead Managers named in Schedule 1
of the International Underwriting
Agreement c/o Lehman Brothers
International (Europe) 29 Admiral's Court
Horselydown Lane
London SE1 2LJ England
Dear Sirs:
The undersigned beneficially owns 3,371,246 shares of Cumulus Media Inc., an Illinois corporation (the "Company"), Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), including options, warrants or other securities convertible into Class A Common Stock. The undersigned understands that Lehman Brothers Inc., Bear, Stearns & Co. Inc. and BT Alex. Brown Incorporated, as representatives (the "Representatives") of the several U.S. Underwriters named in Schedule 1 of the U.S. Underwriting Agreement referred to below, have entered into an underwriting agreement (the "U.S. Underwriting Agreement") with the Company and the State of Wisconsin Investment Board (the "Selling Stockholder"), providing for the public offering of shares of the Class A Common Stock. The undersigned also understands that Lehman Brothers International (Europe), Bear, Stearns International Limited, BT
Alex. Brown International, division of Bankers Trust International PLC and Credit Lyonnais Securities, as lead managers (the "Lead Managers") of the several International Managers named in Schedule 1 of the International Underwriting Agreement referred to below, have entered into an underwriting agreement (the "International Underwriting Agreement" and, collectively with the U.S. Underwriting Agreement, the "Underwriting Agreements") with the Company and the Selling Stockholder, providing for the public offering of shares of the Class A Common Stock.

In recognition of the benefits that such offerings will confer upon the undersigned and for other good and valuable consideration, the undersigned agrees with each of the U.S. Underwriters and International Managers for a period of 180 days from the date of the Underwriting Agreements, not to, directly or indirectly, (1) offer for sale, sell, pledge or otherwise dispose of (or enter into any transaction or device which is designed to, or could be expected to, result in the disposition or purchase by any person at any time in the future of) any shares of Class A Common Stock or securities convertible into or exchangeable for Class A Common Stock (other than the Stock (as defined in the U.S. Underwriting Agreement) or (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of such shares of Class A Common Stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Class A Common Stock or other securities, in cash or otherwise, in each case without the prior written consent of the Representatives and Lead Managers except that the Selling Stockholder may transfer some or all of its shares of such securities to an affiliate; provided that, simultaneously upon consummation of such transfer such affiliate agrees in writing to be bound by the terms and provisions of this Agreement to the same extent as the Selling Stockholder.
                              NATIONSBANC
                            CAPITAL
                            CORP.,
  a Texas corporation

Robert H. Sheridan, III Senior Vice President
  Exhibit D

AMENDED AND RESTATED

ARTICLES OF INCORPORATION OF CUMULUS MEDIA INC.
  ARTICLE I (restatement)
  NAME
The name of the Corporation is Cumulus Media Inc. Cumulus Media Inc. was incorporated on May 22, 1997 under the name Cumulus Holdings, Inc. On March 18, 1998, Articles of Amendment were filed changing the corporate name to Cumulus Media Inc.
  ARTICLE II (restatement)
                       REGISTERED AGENT
                     AND REGISTERED OFFICE
The registered agent of the Corporation is William Bungeroth and the registered office of the Corporation is located at 875 North Michigan Ave., Suite 3650, Chicago, IL 60611, in the county of Cook.
                   ARTICLE III (restatement)

                            PURPOSE

The purpose or purposes for which the Corporation is organized is the transaction of any or all lawful business for which corporations may be incorporated under the Illinois Business
Corporation Act and of any successor provisions.
                    ARTICLE IV (amendment)

                       AUTHORIZED SHARES

    The aggregate number of shares which the Corporation is authorized to issue is 100,262,000, divided into four classes consisting of: (i) 50,000,000 shares designated as Class A Common Stock, $.01 par value per share (hereinafter referred to as the AClass A Common Stock@); (ii) 20,000,000 shares designated as Class B Common Stock, $.01 par value per share (hereinafter referred to as the AClass B Common Stock@); (iii) 30,000,000 shares designated as Class C Common Stock, $ .01 par value per share (hereinafter referred to as the AClass C Common Stock@), and (iv) 262,000 shares of Preferred Stock, $.01 par value per share (hereinafter referred to as the APreferred Stock@). The Class A Common Stock, Class B Common Stock, and Class C Common Stock shall be referred to collectively herein as the ACommon Stock@.
                     ARTICLE V (amendment)

                     TERMS OF COMMON STOCK

Except with regard to voting and conversion rights, shares of Class A Common Stock, Class B Common Stock, and Class C Common Stock are identical in all respects. The preferences, qualifications, limitations, restrictions, and the special or relative rights in respect of the Common Stock and the various classes of Common Stock shall be as follows:
Section 1.  Voting Rights.
   (a)    General Rights.  The holders of shares of Class A
                            Common
     Stock shall be entitled to one (1) vote for each
share of Class A Common Stock held on the record date therefor on any matter submitted to a vote of the shareholders of the Corporation. Except as may be required by law or by Section
  2 of Article VII, the holders of shares of Class B Common
  Stock
shall not be entitled to vote on any matter submitted to a
vote of the shareholders of the Corporation; provided,
however, that this sentence is not intended to detract from or limit the consent rights of certain holders of Class B Common Stock as set forth in Section 1c of this Article V. The holders of shares of Class C Common Stock shall be entitled to ten (10) votes for each share of Class C Common Stock held on the record date therefor on any matter submitted to a vote of the shareholders of the Corporation; provided, however, that during the period of time commencing with the date of conversion of any Class B Common Stock to Class C Common Stock held by either NationsBanc or SWIB and ending with the date on which NationsBanc and SWIB
  (together with their respective Affiliates) each ceases to beneficially own at least five percent (5%) of the aggregate number of shares of all classes of Common Stock held by such entity immediately prior to the consummation of the
  Offering, the holders of shares of Class C Common Stock
  shall be entitled to one (1) vote for each share of Class C Common Stock held on the record date therefor on any matter submitted to a vote of the shareholders of the Corporation.
   (b) Voting in General. The holders of Class A Common Stock and the holders of Class C Common Stock shall vote together, as a single class, on all matters submitted for a vote to the shareholders of the Corporation.
(c) Consent to Fundamental Action. The express written consent of Consent Right Holders holding a majority of that number of shares of Class B Common Stock held in the aggregate by all Consent Right Holders shall be required for the taking of any Fundamental Action. Such consent is in addition to the approval required by Section 1(b) of this
  Article V. The term AConsent Right Holder,@ at any given time, means a Person who owns at least one (1) share of
  Class B Common Stock at such time, and who held at least one
  (1) share of Class B Common Stock immediately prior to the consummation of the Offering, and who (together with such Person=s Affiliates) beneficially owns at such time a number of shares of the Common Stock of the Corporation equal to or greater than fifty percent (50%) of the number of shares of Common Stock held by such Person immediately prior to the consummation of the Offering. Section 2. Dividends.
After payment of the preferential amounts to which the holders of any shares ranking prior to the Common Stock shall be entitled, the holders of Common Stock shall be entitled to receive when, as and if declared by the Board of Directors of the Corporation, from funds lawfully available therefor, such dividends as may be declared by the Board of Directors of the Corporation from time to time. When and as dividends are declared on Common Stock, the holders of shares of each class of Common Stock will be entitled to share ratably in such dividend according to the number of shares of Common Stock held by them; provided, however, that in the case of dividends or other distributions payable on Common Stock in shares of Common Stock, including distributions pursuant to share splits or dividends, only Class A Common Stock will be distributed with respect to Class A Common Stock, only Class
  B Common Stock will be distribu ted with respect to Class B Common Stock and only Class C Common Stock will be distributed with respect to Class C Common Stock. In the
  event any class of Common Stock is split, divided or
  combined, each other class of Common Stock simultaneously shall be proportionately split, divided or combined.
  Section 3.  Liquidation, Dissolution or Winding-Up.
  In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntarily or involuntarily, after payment or provision for payment of the debts and other liabili ties of the Corporation and the preferential amounts to which the holders of any shares ranking prior to the Common Stock in the distribution of assets shall be entitled upon
  liquidation, the holders of shares of the Class A Common Stock, the Class B Common Stock and the Class C Common Stock shall be entitled to share pro rata in the remaining assets of the Corporation in proportion to the respective number of shares of Common Stock held by each holder compared to the aggregate number of shares of Common Stock outstanding.
  Section 4.  Merger or Consolidation.
In the event of a merger or consolidation of the Corporation, shares of Class A Common Stock, Class B Common Stock, and
Class C Common Stock shall be treated identically, except with respect to voting and conversion rights as specifically described in this Article V.
Section 5.  Convertibility and Transfer.
    (a) Conversion of Class B Common Stock. Each holder of Class B Common Stock is entitled to convert at any time or times all or any part of such holder=s shares of Class
     B Common Stock into an equal number of shares of Class A Common Stock or an equal number of shares of Class C
     Common Stock; provided, however, that the prior consent
     of any governmental authority required under any
     applicable law, rule, regulation or other governmental requirement to make such conversion lawful shall have first been obtained and provided further, that such
     holder is not at the time of such conversion a
     Disqualified Person.
    (b) Conversion of Class C Common Stock. Each holder of Class C Common Stock is entitled to convert at any time or times all or any part of such holder=s shares of Class
     C Common Stock into an equal number of shares of Class A Common Stock; provided, however, that the prior consent of any governmental authority required under any
     applicable law, rule, regulation or other governmental requirement to make such conversion lawful shall have first been obtained; and provided further, that such
     holder is not at the time of such conversion a
     Disqualified Person. In the event of the death of any Principal or the Disability of any Principal which results in termination of such Principal=s employment with the Corporation, the shares of Class C Common Stock held by such deceased or disabled Principal or any Related Party or
Affiliate of such deceased or disabled Principal shall automatically be converted into one (1) share of Class A
Common Stock.  The holder of such converted shares shall have no further rights as a holder of Class C Common Stock with respect to such converted shares, but shall be deemed to have become the holder of the number of shares of Class A Common Stock into which such shares of Class C Common Stock have converted pursuant to this Section 5(b). Such holder shall exchange the certificates representing such converted Class C Common Stock for certificates representing Class A Common
Stock.
(c)    Transfer of Certain Shares.
  (i) A record or beneficial owner of shares of Class B Common Stock, or of Class C Common Stock that at any time was converted from Class B Common Stock, may transfer such shares (whether by sale, assignment, gift, bequest, appoint ment or otherwise) to any transferee; provided, however that (i) the prior consent of any governmental authority required under applicable law, rule, regulation or other governmental requirement to make such transfer
  lawful shall have first been obtained, and (ii) the
  transferee is not
  a Disqualified Person. Concurrently with any such transfer, each such transferred share of Class B Common Stock or Class
  C Common Stock shall automatically be converted into one (1) share of Class A Common Stock. The holder of such converted shares shall have no further rights as a holder of Class B Common Stock or Class C Common Stock with respect to such converted shares but shall be deemed to have become the holder of the number of
  shares of Class A
  Common Stock into which such shares of Class B Common Stock or Class C Common Stock have converted pursuant to this
  Section 5c(i). Such holder shall exchange the certificates representing such converted Class B Common Stock or Class C Common Stock for certificates representing Class A Common Stock.
  (ii) A record or beneficial owner of shares of Class C Common Stock may transfer such shares (whether by sale, assignment, gift, bequest, appointment or otherwise) to any
transferee; provided, however, that (i) the prior consent of any governmental authority required under applicable law,
rule, regulation or other governmental requirement to make
such transfer lawful shall have first been obtained, and (ii) the transferee is not a Disqualified Person and provided further, that if the transferee is not an Affiliate or a
Related Party of a  Principal, then, concurrently with any
such transfer, each such
transferred share of Class C Common Stock shall automatically be converted into one (1) share of Class A Common Stock. The holder of such converted shares shall have no further rights
as a holder of Class C     Common Stock with respect to such
converted shares but shall be
deemed to have become the holder of the number of shares of
Class A   Common Stock into which such shares of Class C
Common Stock
have converted pursuant to this Section 5c(ii). Such holder shall exchange the certificates representing such converted Class C Common Stock for certificates representing Class A
Common Stock. (d)             Condition Precedent to Transfer
or Conversion.  As a
  condition precedent to any transfer or conversion of any shares of Class B Common Stock or Class C Common Stock, the transferor shall give the Corporation not less than five (5) business days prior written notice of any intended transfer or conversion and the intended transferee or the Person who will hold the converted shares, as applicable, shall promptly provide the Corporation with any information reasonably requested by the Corporation to enable the Corporation to determine whether such intended transferee or holder of converted shares is a Disqualified Person.
(e)    Conversion.
(i) Effective Time of Conversion. The conversion of shares of Class B Common Stock or Class C Common Stock, as the case may be, will be deemed to have been effected as of the close of business on the date on which occurs the last to occur of the following events:
     (A) The certificate or certificates representing the shares of Class B Common Stock or Class C Common Stock to be converted have been surrendered to the principal office of the Corporation with duly executed conversion instructions and, if applicable, transfer instructions;
     (B) All information requested by the Corporation, for the purpose of making the determination contemplated by
       Section 5(d) of this Article V, has been provided to the Corporation and the Corporation has determined that the intended transferee is not a Disqualified Person;
       and
    (C)    All consents contemplated by Section 5c(i) of this
Article V have been obtained and evidence thereof satisfactory to the Corporation has been provided to the Corporation.
At such time as such conversion has been effected, the rights of the holder of such shares will cease and the Person or Persons in whose name or names any certificate or certificates for shares of Class C Common Stock or Class A Common Stock are to be issued upon such conversion will be deemed to have become the holder or holders of record of the shares of the Class C Common Stock or the Class A Common Stock so issuable by reason of the conversion.
     (ii) Deliveries Upon Conversion. As soon as possible after a conversion has been effected (but in any event within three (3) business days), the Corporation will deliver to the converting holder:
     (A) a certificate or certificates representing the number of shares of Class A Common Stock or Class C Common Stock issuable by reason of such conversion in such name or names and such denominations as the converting holder has specified; and
       (B) a certificate representing any shares of Class B Common Stock or Class C Common Stock which were represented by the certificate or certificates delivered to the Corporation in connection with such conversion but which were not converted.
  (iii) No Charges. The issuance of certificates for shares of Class A Common Stock or Class C Common Stock upon conversion of Class B Common Stock or Class C Common Stock will be made without charge to the holders of such Common Stock for any issuance tax in respect of such issuance or other costs incurred by the Corporation in connection with such conversion and the related issuance of shares of Class A Common Stock or Class C Common Stock, except for any transfer taxes that may be payable if certificates are to be issued in a name other than that in which the surrendered certificate is registered. Upon conversion of a share of Class B Common Stock or Class C Common Stock, the Corporation will take all such actions as are necessary in order to ensure that the Class A Common Stock or Class C Common Stock issued or issuable with respect to such conversion will be validly issued, fully paid and nonassessable.
    (iv) No Adverse Action. The Corporation will not close its books against the transfer of Class A Common Stock or Class C Common Stock issued or issuable upon conversion of Class B Common Stock or Class C Common Stock in any manner which interferes with the timely conversion of Class B Common Stock or Class C Common Stock.
    (v) Sufficient Shares. The Corporation shall at all times have authorized, reserved and set aside a sufficient number of shares of Class A Common Stock and Class C Common Stock for the conversion of all shares of Class B Common Stock then outstanding. The Corporation shall at all times have authorized, reserved and set aside a sufficient number of shares of Class A Common Stock for the conversion of all shares of Class C Common Stock then outstanding.
Section 6.  Disqualified Person.
In event that a Person is or becomes a Disqualified Person, such Person shall promptly take any and all actions necessary or required by the FCC to cause such Person to cease being a Disqualified Person, including, without limitation, (i) divesting all or a portion of such Person=s interest in the Corporation, (ii) making an application to or requesting a ruling from and/or cooperating with the Corporation in any application to or request for a ruling from the FCC seeking a waiver for or an approval of such ownership, (iii) divesting itself of any ownership interest in any entity which together with such Person=s interest in the Corporation makes such Person a Disqualified Person, (iv) entering into a voting trust whereby such Person=s interest in the Corporation will not make such Person a Disqualified Person, or (v) subject to any Board of Directors and/or vote of Class B Common Stock holders required under Article VII hereof, exchanging such Person=s shares of Common Stock for Class B Common Stock.
Section 7.  Legend.
Each Certificate representing shares of Common Stock shall bear a legend setting forth the restrictions on transfer and ownership which apply to the shares represented by such Certificate. Section 8. Definitions.
For the purposes of these Articles of Incorporation, the following capitalized terms shall have the meanings set forth below:
AAct@ shall mean the Illinois Business Corporation Act of
1983, as amended, and any successor thereto.
AAffiliate@ shall be defined as set forth in Rule 144 promulgated under the Securities Act.
AChange of Control@ means the occurrence of any of the following: (i) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one transaction or a series of related transactions, of all or substantially all of the assets of the Corporation and its subsidiaries taken as a whole to any Person or group of related Persons (a AGroup@) (as such terms are used in Section 13(d)(3) of the Exchange Act) other than a Principal or a Related Party of a Principal, (ii) the consummation of any transaction (including, without limitation, any purchase, sale, acquisition, disposition, merger or consolidation) the result of which is that any Person or Group other than a Principal or Related Party of a Principal becomes the Abeneficial owner@ (as such term is defined in Rule 13d-3 and 13d5 under the Exchange Act) of more than fifty percent (50%) of the aggregate voting power of all classes of capital stock of the Corporation having the right to elect directors under ordinary circumstances, or (iii) the first day on which a majority of the members of the Board of Directors of the Corporation are not Continuing Directors.
AClass A Common Stock@ shall be defined as set forth in
Article IV.
AClass B Common Stock@ shall be defined as set forth in
Article IV.
AClass C Common Stock@ shall be defined as set forth in
Article IV.
  ACommon Stock@ shall be defined as set forth in Article IV. ACommunications Act@ shall mean the Telecommunications Act of 1996, as amended.
AConsent Right Holder@ shall be defined as set forth in
Section 1c of this Article V.
AContinuing Directors@ means, as of any date of determination, any member of the Board of Directors of the Corporation who (i) was a member of such Board of Directors on the date of consummation of the Offering, or (ii) was nominated for election or elected to such Board of Directors with the approval of (x) two-thirds (2/3) of the Continuing Directors who were members of such Board at the time of such nomination or election, or (y) two-thirds (2/3) of those Directors who were previously approved by Continuing Directors. ACorporation@ shall mean Cumulus Media Inc., an Illinois corporation.
ADirector@ shall mean a member of the Board of Directors of the
  Corporation.
ADisability@ shall mean the inability of the Principal to perform his duties to the Corporation on account of physical or mental illness or incapacity for a period of four and one-half (4.5) consecutive months, or for a period of one hundred thirty-five (135) calendar days, whether or not consecutive, during any three hundred sixty-five (365) day period, as a result of a condition that is treated as a total or permanent disability under the long term disability insurance policy of the Corporation that covers the Principal.
A Person shall be deemed to be a ADisqualified Person@ if, (and with respect to any proposed conversion or transfer, after giving effect to such proposed conversion or transfer), the Board of Directors of the Corporation in good faith determines such Person is (or would be after giving effect to such conversion or transfer), or such Person becomes aware that he or she is (or would be after giving effect to such conversion or transfer), or the FCC determines by a final order that such Person is (or would be after giving effect to such conversion or transfer), a Person who, directly or indirectly, as a result of ownership of Common Stock or other capital stock of the Corporation or otherwise (i) causes (or would cause) the Corporation or any of its subsidiaries to violate the multiple, cross-ownership, cross-interest or other rules, regulations, policies or orders of the FCC, (ii ) would result in disqualification of the Corporation or any of its subsidiaries as a licensee of the FCC, or (iii) would cause the Corporation to violate the provisions with respect to foreign ownership or voting of the Corporation or any of its subsidiaries as set forth in Section 310(b)(3) or (4) of the Communications Act, as applicable. Notwithstanding the foregoing, if a Person objects in good faith to such determination by written notice to the Corporation, within ten
(10) days of notice by the Corporation that the Board of Directors of the Corporation has determined that such Person is a Disqualified Person, the Corporation and/or such Person shall, when appropriate, apply for a determination by the FCC with respect thereto within ten (10) days of receipt by the Corporation of notice of such objection. If no determination is made by the FCC within ninety (90) days from the date of such application or if the Corporation and the Person determine that it is inappropriate to make any application to the FCC, the Corporation and such Person agree that such determination shall be made by an arbitrator, mutually agreed upon by the Corporation and such Person. Notwithstanding the foregoing, until a determination is made by the FCC (and such determination becomes a final order) or by the arbitrator, such Person will not be deemed a Disqualified Person. AExchange Act@ shall mean the Securities Exchange Act of 1934, as amended.
AFCC@ shall mean the Federal Communications Commission. >>Fundamental Action@ shall mean: (i) any proposed amendment to the Corporation=s Articles of Incorporation or ByLaws (other than an amendment required by Section 1 of Article VII hereof);
(ii) any proposed merger, consolidation or other business combination involving the Corporation, or sale, trans fer or other disposition of all or substantially all of the assets of the Corporation; (iii) any proposed voluntary liquidation, dissolution or termination of the Corporation; or (iv) any proposed transaction resulting in a Change of Control. ANationsBanc@ shall mean NationsBanc Capital Corp.
AOffering@ shall mean the issuance of shares of Class A Common Stock by the Corporation pursuant to the first public distribution in which shares of Class A Common Stock of the Corporation are listed and traded on a national stock exchange or on the NASDAQ National Market System.
APerson@ shall include any individual, entity, or group within the meaning of Section 13(d)(2) of the Exchange Act.
APreferred Stock@ shall be defined as set forth in Article IV. APrincipal@ means each of Richard W. Weening and Lewis W. Dickey, Jr.
ARelated Party@ with respect to any Principal means (a) any spouse or immediate family member of such Principal, or (b) any trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or Persons beneficially holding an eighty percent (80%) or more controlling interest of which consist of such Principal and/or other Persons referred to in the immediately preceding clause (a).
ARestricted Actions@ shall be defined as any of the following actions by the Corporation:
  (a) Entering into any transaction with any Affiliate of the Corporation or amending or otherwise modifying any existing agreement with any Affiliate of the Corporation, other than a transaction with an Affiliate which is on terms no less favorable to the Corporation than the Corporation would obtain in a comparable arm=s-length transaction with a Person not an Affiliate of the Corporation and which is approved, after disclosure of the terms thereof, by a vote of the majority of the Board of Directors of the Corporation (provided, that any Director who is an interested party or an Affiliate of an interested party to such transaction shall not be entitled to participate in such vote and shall not be counted for the purpose of determining whether a majority of the Board of Directors of the Corporation has approved such transaction);
  (b) Issuing any shares of Class B Common Stock, or any shares of Class C Common Stock other than in a conversion pursuant to Section 5(a) of Article V hereof;
  (c) Acquiring (by purchase or otherwise) or selling, transferring or otherwise disposing of assets having, at the time of disposition, a fair market value in excess of ten percent (10%) of the Corporation=s Shareholders= Equity as of the last day of the preceding fiscal quarter for which financial statements are available; or
  (d) amending, terminating or otherwise modifying any of the foregoing subparagraphs (a) through c or this subparagraph
     (d) or any provision of this Article V governing the voting or conversion rights of the Class B Common Stock or the Class C Common Stock.
ASecurities Act@ shall mean the Securities Act of 1933, as amended. AShareholders= Equity,@ as of any date, shall mean the Corporation=s assets minus its liabilities, as determined in accordance with generally accepted accounting principles and as reflected on the Corporation=s consolidated balance sheet as of such date.
   ASWIB@ shall mean the State of Wisconsin Investment Board.
  ARTICLE VI (amendment)
TERMS OF PREFERRED STOCK
The Preferred Stock shall be divided into and issued in one or more series. Each series shall be so designated by the Board of Directors of the Corporation as to distinguish the shares in such series from the shares of all other series. The variations in the relative rights, preferences, voting powers, designations, dividends, qualifications, limitations, and restrictions as between different series shall be fixed and determined by resolution of the Board of Directors of the Corporation, so far as they are not inconsistent with the provisions of these Articles of Incorporation, and the Board of Directors of the Corporation is hereby expressly vested with authority to establish the same by resolution. Each such resolution so adopted by the Board of Directors is referred to herein as a AResolution Fixing Terms.@ The following terms and provisions shall apply to all
Preferred Stock and each series thereof:
  1.Preferred Stock shall be non-voting, except to the extent that the Resolution Fixing Terms establishing a series of Preferred Stock expressly grants voting rights to the shares in such series, and then only to the extent of the voting rights expressly so granted.
  2.Where one or more series of Preferred Stock have been granted voting rights, the shares of Preferred Stock having voting rights upon any given matter shall be voted as a single class, except to the extent that the Resolution Fixing Terms establishing a series of Preferred Stock expressly grants such series the right to vote separately as a series, and then only to the extent of the separate voting rights so granted.
  3.The rate of dividend, if any, or basis for determination of dividend, if any, for shares in a series; the price at and terms and conditions on which shares in a series may be redeemed, if any; the amount payable upon shares in a series in the event of involuntary or voluntary liquidation; sinking fund provisions for shares in a series, if any; the terms and conditions on which shares in a series may be converted, if any; and the voting rights of shares in a series, if any, shall each be set forth in the
  Resolution Fixing Terms for such series.
  4.There shall be no variations between shares of different series of Preferred Stock except to the extent that such variations are permissible under the Act and are expressly set forth in the respective Resolutions Fixing Terms establishing such series. 5.Dividends payable to holders of shares of any series of Preferred Stock shall have priority over dividends payable to holders of shares of any class of Common Stock. As among shares of Preferred Stock issued in different series, dividends payable upon shares of any series of Preferred Stock shall be of equal priority with dividends payable upon shares of any other series of Preferred Stock.
  6.Amounts payable to holders of shares of any series of Preferred Stock in any liquidation (voluntary or involuntary), dissolution or winding up of the Corporation shall have priority over amounts payable to holders of shares of any class of Common Stock. As among shares of Preferred Stock issued in different series, amounts payable to holders of shares of any series of Preferred Stock in any liquidation (voluntary or involuntary), dissolution or winding up of the Corporation shall have equal priority with amounts payable to holders of shares of any other series of Preferred Stock.
ARTICLE VII (amendment)

CERTAIN RIGHTS AND OBLIGATIONS
APPLICABLE ONLY DURING NATIONSBANC=S OWNERSHIP
Section   1.  Restricted Actions.
Upon the day of issuance (AOrder Date@) of a final order of the FCC that the granting of a right to NationsBanc to designate a Director of the Corporation pursuant to a shareholders agreement with the holders of Class C Common Stock will not result in NationsBanc=s interest being Aattributable@ under applicable FCC rules, and for so long thereafter (AApplicable Period@) as NationsBanc (together with its Affiliates) continues to own not less than fifty percent (50%) of the number of shares of Common Stock held by NationsBanc immediately prior to the Offering: (a) the holders of Class C Common Stock shall have the right, voting as a class, to elect one (1) Director (the AClass C Director@); and
(b) the Corporation shall not take any Restricted Action without the unanimous vote of the Board of Directors of the Corporation.
The right of the holders of the Class C Common Stock to elect the Class C Director may be exercised initially either at a special meeting of the holders of Class C Common Stock called as hereafter provided or at any annual meeting of shareholders held for the purposes of electing directors and thereafter at such annual meeting or by the written consent of the holders of
Class C   Common Stock, until the expiration of the Applicable
Period.
Effective on the Order Date, the number of Directors constituting the Board of Directors of the Corporation shall be increased by one (1) without the necessity of any further action
by the shareholders or the Board of Directors of the Corporation, and the By-Laws shall be deemed amended so to increase the number of members of the Board of Directors effective on the Order Date. Upon the termination of the Applicable Period, the term of office of the Class C Director shall terminate immediately and the number of Directors constituting the Board of Directors of the Corporation shall be reduced by one (1) without the necessity of any further action by the shareholders or the
Board of Directors of the Corporation, and the By-Laws shall be deemed amended so to decrease the number of members of the
Board of Directors effective as of the date of termination of the Applicable Period. At any time after the Order Date, if such rights to elect a Class C Director shall not already have been initially exercised, a proper officer of the Company shall, upon the written request of holders of record of ten percent (10%) or more of the shares of Class C Common Stock then outstanding, addressed to the Secretary of the
Corporation, call a
special meeting of holders of Class C Common Stock. Such meeting shall be held at the earliest practicable date based upon the number of days of notice required for annual meetings of stockholders at the place designated for holding annual meetings of stock holders of the Corporation or, if none, at a place designated by the Secretary of the Corporation. If such meeting shall not be called by the officers of the Corporation within thirty (30) days after the personal service of such written request upon the Secretary of the Corporation, or within thirty (30) days after mailing the same within the
United
States, by registered mail, addressed to the Secretary of the Corporation at its principal office (such mailing to be evidenced by the registry receipt issued by the postal authorities), then the holders of record of ten percent (10%)
or more of the shares of Class C Common Stock then outstanding may designate in writing any holder of Class C Common Stock to call such meeting at the expense of the Corporation, and such meeting may be called by such person so designated upon the number of days of notice required for annual meetings of stockholders and shall be held at the place designated for holding annual meetings of the stockholders of the Corporation or, if none, at a place designated by such holder. Any holder of Class C Common Stock that would be entitled to vote at such meeting shall have access to the stock books of the Corporation for the purpose of causing a meeting of holders of Class C Common Stock to be called pursuant to the provisions of this
Section 1. Notwithstanding the provisions of this section, however, no such special meeting shall be called if any such request is received less than seventy (70) days before the date fixed for the next ensuing annual or special meeting of stockholders. Any action required hereunder to elect a Class C
Director may be taken without a     meeting if a consent in
writing, setting forth the name of the
director to be elected, shall be signed by all of the holders of Class C Common Stock outstanding and entitled to vote on the election of the Class C Director. Such consent shall have the same force and effect as the unanimous vote of the holders of the Class C Common Stock.
In case of any vacancy occurring with respect to the Class C Director, such vacancy may be filled only by the affirmative vote of the holders of a majority of the then outstanding shares of Class C Common Stock at a special meeting called as provided above or pursuant to a written consent as provided above. Section 2. Vote of Class B Common Stock Holders.
So long as NationsBanc (together with its Affiliates) continues to own not less than fifty percent (50%) of the number of shares of Common Stock held by NationsBanc immediately prior to the consummation of the Offering, the Corporation may not take any Restricted Action unless either (a) the membership of the Board of Directors includes a Class C Director and the Class C Director voted in favor of the Restricted Action, or (b) the membership of the Board of Directors does not at the time of approval of the
Restricted Action by the Board include a Class C Director and the Restricted Action has been approved by the affirmative vote or consent of the holders of a majority of the outstanding shares of Class B Common Stock, voting separately as a class.
Section 3.  Expiration of Restrictions.
The restrictions set forth in Section 1 and 2 of this Article VII shall terminate upon expiration of the Applicable Period.
  ARTICLE VIII (amendment)

MAJORITY VOTING; NO CUMULATIVE VOTING
Section 1.  Majority Voting.
Any provision of the Act requiring, for the approval of any action of the Corporation, a two-thirds vote of the shareholders is hereby superseded, and any such action may (unless a greater percentage is expressly set forth in these Articles of Incorporation for such matter) be approved by a majority of the votes entitled to be cast by the outstanding shares entitled to vote on the matter or, if applicable, a majority of the votes entitled to be cast by the outstanding shares of each class or series of shares entitled to vote as a class or series on such matter.
Section 2.  No Cumulative Voting.
No holder of any shares of stock of any class shall be entitled to cumulative voting rights in any circumstances.
  ARTICLE IX (amendment)

NO PRE-EMPTIVE RIGHTS
No shareholders shall have any pre-emptive rights to acquire unissued shares of the Corporation or securities of the Corporation convertible into or carrying a right to subscribe to or acquire shares.
                     ARTICLE X (amendment)

                   OFFERS FROM THIRD PARTIES

The Board of Directors of the Corporation shall consider in good faith any bona fide offer from any third party to acquire any shares of stock or assets of the Corporation, and shall pursue diligently any transaction determined by the Board of Directors of the Corporation in good faith to be in the best interests of the Corporation=s shareholders.
ARTICLE XI (amendment)

LIMITATION OF LIABILITY OF DIRECTORS
No Director of the Corporation shall be liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a Director, provided, however, that this
Article IX shall not eliminate or limit the liability of a Director (i) for any breach of the Director=s duty of loyalty to the Corporation or its shareholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under Section
8.65 of the Act, (iv) for any transaction from which the Director derived an improper personal benefit, or (v) for any act or omission occurring before the effective date of these Amended and Restated Articles of Incorporation.
Exhibit E
JOINT FILING AGREEMENT
Agreement dated June 30, 1998 Re:  Joint Filing of Schedule

13D
In accordance with Rule 13D-1(f)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that:
(i)    each of them is individually eligible to use the
  Schedule 13D attached hereto;
(ii)   the attached Schedule 13D is filed on behalf of each
of them; and
(iii)  each of them is responsible for the timely filing
  of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information therein concerning him or itself; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless he or it knows or has reason to believe that such information is inaccurate. NATIONSBANC CAPITAL CORPORATION
By:/s/ Edward A. Balogh, Jr. Name:  Edward A. Balogh, Jr.
  Title: Treasurer
  NATIONSBANK, N.A.
By:/s/ John E. Mack

Name:  John E. Mack
  Title: Senior Vice President
  NB HOLDINGS CORPORATION
  By:/s/ John E. Mack
  Name:  John E. Mack
  Title: Senior Vice President
  NATIONSBANK CORPORATION
  By:/s/ John E. Mack
Name:  John E. Mack
Title: Senior Vice President